                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No.  )*

                             Medical Resource, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   58461Q102
                                 (CUSIP Number)

                              WARD E. BOBITZ, ESQ
                     GE FINANCIAL ASSURANCE HOLDINGS, INC.
                             6604 WEST BROAD STREET
                            RICHMOND, VIRGINIA 23230
                                 (804) 662-2560
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 26, 2001
            (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)
                             (Page 1 of 19 pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP No. 58461Q102                   13D                PAGE 2 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      General Electric Capital Assurance Company
      91-6027719

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
     00
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            944,529

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             944,529

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      944,529

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X] 12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      17.20%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IC

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP No. 58461Q102                   13D                PAGE 3 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GNA Corp.
      91-1277112

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
     00
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Washington
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            Disclaimed (see 11 below)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Disclaimed (see 11 below)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      Beneficial ownership of all shares is disclaimed by GNA Corp.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X] 12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      Not applicable (see 11 above)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      HC

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP No. 58461Q102                   13D                PAGE 4 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GE Financial Assurance Holdings, Inc.
      54-1829180

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
     00
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            Disclaimed (see 11 below)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Disclaimed (see 11 below)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      Beneficial ownership of all shares is disclaimed by GE Financial Assurance Holdings, Inc.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X] 12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      Not applicable (see 11 above)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      HC

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP No. 58461Q102                   13D                PAGE 5 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GE Electric Capital Corporation
      13-1500700

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
     00
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New York
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            Disclaimed (see 11 below)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Disclaimed (see 11 below)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      Beneficial ownership of all shares is disclaimed by General Electric Capital Corporation

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X] 12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Not applicable (see 11 above)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP No. 58461Q102                   13D                PAGE 6 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      General Electric Capital Services, Inc.
      06-1109503

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
     00
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            Disclaimed (see 11 below)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Disclaimed (see 11 below)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      Beneficial ownership of all shares is disclaimed by General Electric Capital Services, Inc.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X] 12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      Not applicable (see 11 above)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP No. 58461Q102                   13D                PAGE 7 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      General Electric Company
      14-0689340

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New York
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            Disclaimed (see 11 below)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Disclaimed (see 11 below)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      Beneficial ownership of all shares is disclaimed by General Electric
      Company

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X] 12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      Not applicable (see 11 above)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP No. 58461Q102                   13D                PAGE 8 OF 19 PAGES
-----------------------                                  ---------------------

Item 1.  Security and issuer.

     The class of equity securities to which this statement relates is the Common Stock, $.01 par value ("Shares"), of Medical Resources, Inc., a Delaware corporation ("MRI"), with principal executive offices at 155 State Street, Hackensack, NJ 07601.

Item 2.  Identify and background.

ITEMS 2(A), (B) and (C)

     This statement is being filed by GE Financial Assurance Holdings, Inc. ("GEFA"), for and on behalf of itself, General Electric Capital Assurance Company ("GECA"), GNA Corp. ("GNA"), General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE"). GEFA is a wholly-owned subsidiary of GE Capital, GE Capital is a subsidiary of GECS and GECS is a wholly-owned subsidiary of GE. GNA is a wholly-owned subsidiary of GEFA and GECA, in turn, is a wholly-owned subsidiary of GNA.

     GEFA, together with its subsidiaries operates primarily in the life insurance and to a lesser degree the property & casualty insurance industries and maintains its primary executive offices at 6604 West Broad Street, Richmond, Virginia 23230.

     GECA is a Delaware-domiciled life insurance company with its principal executive offices located at 6604 West Broad Street, Richmond, Virginia 23230. GNA is a Washington corporation with its principal executive offices at 6604 west Broad Street, Richmond, Virginia 23230. GNA is a holding company which holds all of the common stock of GECA and other subsidiaries.

     GE Capital, a New York corporation, operates primarily in the financing industry and, to a lesser degree, in the life insurance and property & casualty industries and maintains its principal executive offices at 260 Long Ridge Road, Stamford, Connecticut 06927.

     GECS is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GECS is a holding company which owns all the common stock of GE Capital and other subsidiaries.

     GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

ITEMS 2(D) and (E)

     For information with respect to the identity and background of each executive officer and director of GECA, GNA, GEFA, GE Capital, GECS and GE see Schedules I-VI attached hereto, respectively.

          During the last five years none of GECA, GNA, GEFA, GE Capital, GECS, GE nor, to the best of their knowledge, any of their directors or executive

-----------------------                                  ---------------------
  CUSIP No. 58461Q102                   13D                PAGE 9 OF 19 PAGES
-----------------------                                  ---------------------

officers has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 2(F)

          To the knowledge of GECA, GNA, GEFA, GE Capital, GECS and GE, all persons identified in Schedules I-VI are U.S. citizens, except that (i) Paolo Fresco, a director of GE is an Italian citizen, (ii) Claudio X. Gonzalez, a director of GE, is a Mexican citizena and (iii) Andrea Jung, a director of GE, is a Canadian citizen.

Item 3.  Source and amount of funds or other consideration.

     The transaction reported herein is the cancellation of $14,423,077.50 in principal amount of senior notes held by GECA in exchange for Shares as a result of the consummation of MRI's Third Amended Joint Plan of Reorganization dated November 6, 2000 and confirmed by the Bankruptcy Court of the Southern District of New York (the "Plan") The senior notes held by the GECA were a part of a class of $75,000,000 in aggregate principal amount of senior notes (the "Senior Notes") all of which were cancelled under the Plan in exchange for Shares.

Item 4.  Purpose of transaction.

     The transaction requiring the filing of this statement is described in Item 3 above.

  GECA currently intends to seek to dispose of its Shares in one or more privately negotiated sales or through a corporate merger or reorganization. Given MRI's business, prospects and financial condition and the market for Shares, an acceptable offer may not be received by GECA, in which event GECA may continue to hold its Shares for investment. GECA may be compelled, pursuant to the Stockholders Agreement described in Item 6, to vote its Shares in favor of and/or to dispose of its Shares in a sale or corporate transaction in certain circumstances. GECA has not received an offer for its Shares which it currently intends to accept nor is the Reporting Person aware of any proposed transaction which would require it to dispose of its Shares.

  Upon consummation of the Plan the Board of Directors of MRI was reconstituted with seven members, six of whom were selected by the holders of the Senior Notes as a class (collectively with GECA, the "Former Holders") and one of whom was selected by DVI Financial Services, Inc. ("DVI"), another creditor of MRI. Pursuant to the Stockholders Agreement and the Voting Agreement, also described in Item 6, GECA has agreed to vote its Shares to maintain such Board composition. Morian Mooers, who is an Investment Officer of GECA, is one of the directors selected by the Former Holders. GECA has been made aware that Richard

-----------------------                                  ---------------------
  CUSIP No. 58461Q102                   13D                PAGE 9 OF 19 PAGES
-----------------------                                  ---------------------

Teller and Mark Dunn, two of the directors selected by the Former Holders have resigned from the Board and the Board has voted to fill one of the resulting vacancies with Jeffrey Pollock, a person nominated by the remaining members of the Board originally nominated by the Former Holders.

  GECA has been advised that as a result of the consummation of the Plan, MRI has filed a Form 15 to deregister the Shares. If such deregistration is effective, none of GECA, GNA, GEFA, GE Capital, GECS and GE intend to file any amendments to update any of the information contained in this Schedule 13D.

     Except as set forth in this Item 4, none of GECA, GNA, GEFA, GE Capital, GECS or GE has any plans or proposals which would relate to or result in:

     (a) The acquisition by any person of additional securities of MRI, or the disposition of securities of MRI;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving MRI or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of MRI or any of its subsidiaries;

     (d) Any change in the present board of directors or management of MRI, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of MRI;

     (f)  Any other material change in MRI's business or corporate structure;

     (g) Changes in MRI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of MRI by any person;

     (h) Causing a class of securities of MRI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of MRI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in securities of the issuer.

ITEM 5 (a) and (b)

     GECA is a wholly-owned subsidiary of GEFA through GNA. GECA is the direct beneficial owner of 944,529 Shares. Based upon the 5,491,961 Shares GECA understands to be presently outstanding, this beneficial ownership would constitute approximately 17.20% of the Shares. GECA has sole power to vote or to direct the disposition of all such Shares. Each of GECA, GNA, GEFA, GE Capital, GECS and GE disclaim beneficial ownership of such Shares.

-----------------------                                  ---------------------
  CUSIP No. 58461Q102                   13D               PAGE 10 OF 19 PAGES
-----------------------                                  ---------------------

  As a result of the Stockholders Agreement and the Voting Agreement, GECA may be deemed to be the beneficial owner of an additional 4,432,500 Shares owned or receivable by the other parties to the Voting Agreement and the Stockholders Agreement. Each of GECA, GNA, GEFA, GE Capital, GECS and GE disclaims beneficial ownership of these other Shares.

(c) Other than as may be described in Item 3, no transactions in Shares have been effected during the past sixty days by GECA, GNA, GEFA, GE Capital, GECS, GE, nor, to the best of their knowledge, any of their executive officers or directors.

(d) No person except fro GECA is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares covered by this statement.

(e)  Not applicable.

     Neither the filing of this Schedule 13D nor anything contained herein is intended as, or should be construed as, an admission that GNA, GEFA, GE Capital, GECS or GE is the "beneficial owner" of any Shares.

Item 6. Contracts, arrangements, understandings or relationships with respect to securities of the issuer.

     In connection with the transactions described in Item 3, GECA entered into a Voting Agreement with MRI, the other Former Holders and DVI and a Stockholders Agreement with MRI, the other Former Holders, DVI and Geoffrey Whynot ("Whynot") and Christopher Joyce ("Joyce"), the current Co-Chief Executives of MRI. The descriptions below of these agreements are qualified in their entirety by reference to the agreements, which are filed as Exhibits A and B to this Schedule and which are incorporated herein by reference.


       The Voting Agreement provides that until the occurrence of certain events the Former Holders and DVI will vote to elect from time to time one nominee selected by DVI to MRI's Board of Directors and six nominees selected by a majority of the Former Holders. Pursuant to the Voting Agreement, MRI has agreed to provide the Former Holders and DVI with certain rights, including the right to receive certain information relating to MRI and preemptive rights on future securities issuances.


       The Stockholders Agreement provides that until the occurrence of certain events each of Joyce and Whynot will also vote their Shares from time to time in favor of six nominees to MRI's Board of Directors selected by a majority of the Former Holders and that each of the Former Holders, Joyce and Whynot will vote their Shares as directed from time to time by a majority of the Former Holders on a number of significant corporate issues. The Stockholder Agreement also provides that each of Joyce, Whynot and the Former Holders will be entitled to participate in any sale of Shares entered into by Former Holders owning at least 40% of the issued and outstanding Shares and if such sale is of at least 50% of the issued and outstanding Shares, will participate in such sale if so requested and certain conditions are met. Pursuant to the Stockholders Agreement MRI

-----------------------                                  ---------------------
  CUSIP No. 58461Q102                   13D               PAGE 12 OF 19 PAGES
-----------------------                                  ---------------------

granted to the Former Holders two demand registration rights and granted to DVI, Joyce, Whynot and the Former Holders the right to piggyback on registrations of securities effected by MRI on its own behalf or for other holders of securities.

Item 7.  Material to be filed as exhibits.

     The following documents are filed as exhibits to this statement:

     (a)  Voting Agreement

     (b)  Stockholders Agreement

     (c) Power of Attorney executed by General Electric Company (incorporated by reference to Schedule 13D filed by General Electric Company on July 28, 2000 in connection with common stock of United Road Services, Inc.)

     (d) Power of Attorney executed by General Electric Capital Services, Inc. (incorporated by reference to Schedule 13D filed by General Electric Company on July 28, 2000 in connection with common stock of United Road Services, Inc.)

     (e) Joint Filing Agreement dated March 8, 2001 among GECA, GNA, GEFA, GE Capital, GECS and GE.

-----------------------                                  ---------------------
  CUSIP No. 58461Q102                   13D               PAGE 13 OF 19 PAGES
-----------------------                                  ---------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

March 8, 2001



                    GENERAL ELECTRIC CAPITAL ASSURANCE COMPANY


                    By:  /s/ Ward E. Bobitz
                      ---------------------------------
                    Name: Ward E. Bobitz
                    Title:  Vice President and Secretary

-----------------------                                  ---------------------
  CUSIP No. 58461Q102                   13D               PAGE 14 OF 19 PAGES
-----------------------                                  ---------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

March 8, 2001



                    GNA CORP.


                    By: /s/ Ward E. Bobitz
                       -------------------------
                    Name: Ward E. Bobitz
                    Title: Vice President and Assistant Secretary

-----------------------                                  ---------------------
  CUSIP No. 58461Q102                   13D               PAGE 15 OF 19 PAGES
-----------------------                                  ---------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

March 8, 2001



                    GE FINANCIAL ASSURANCE HOLDINGS, INC.


                    By:  /s/ Ward E. Bobitz
                      ----------------------------
                    Name: Ward E. Bobitz
                    Title:  Vice President and Assistant Secretary

-----------------------                                  ---------------------
  CUSIP No. 58461Q102                   13D               PAGE 16 OF 19 PAGES
-----------------------                                  ---------------------
                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

March 8, 2001



                    GENERAL ELECTRIC CAPITAL CORPORATION


                    By: /s/ Leon E. Roday
                       ----------------------
                    Name: Leon E. Roday
                    Title:  Vice President

-----------------------                                  ---------------------
  CUSIP No. 58461Q102                   13D               PAGE 17 OF 19 PAGES
-----------------------                                  ---------------------

                                   SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

March 8, 2001



                    GENERAL ELECTRIC CAPITAL SERVICES, INC.


                    By: /s/ Leon E. Roday
                        -------------------------
                    Name:  Leon E. Roday
                    Title:  Attorney-in-Fact

-----------------------                                  ---------------------
  CUSIP No. 58461Q102                   13D               PAGE 18 OF 19 PAGES
-----------------------                                  ---------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

March 8, 2001



                    GENERAL ELECTRIC COMPANY


                    By: /s/ Leon E. Roday
                      ---------------------------
                    Name: Leon E. Roday
                    Title:  Attorney-in-Fact

-----------------------                                  ---------------------
  CUSIP No. 58461Q102                   13D               PAGE 19 OF 19 PAGES
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                                 EXHIBIT INDEX
                                 -------------

           Exhibit                                     Page
           -------                                     ----

     A  Voting Agreement

     B  Stockholders Agreement

     C  Power of Attorney executed by GE      (Incorporated by Reference)

     D  Power of Attorney executed by GECS    (Incorporated by Reference)

     E  Joint Filing Agreement

                                                                  EXHIBIT A
                                                                  CONFORMED COPY


                                VOTING AGREEMENT

     This AGREEMENT made as of the 26th day of February, 2001 is by and among those entities identified on Schedule A hereto (collectively, with any of their Affiliate Transferees, the "Former Senior Noteholders" and singularly a "Former Senior Noteholder"), DVI Financial Services, Inc., a Delaware corporation (collectively with any of its Affiliate Transferees, "DVI"), and Medical Resources, Inc., a Delaware corporation (the "Corporation"). Each of the Former Senior Noteholders, DVI and any Transferee of a Former Senior Noteholder or DVI is hereinafter sometimes collectively referred to as the "Stockholders" or individually as a "Stockholder"). Pursuant to the Plan (as defined below) the Former Senior Noteholders have been issued shares of Common Stock representing in the aggregate 83.96% of the issued and outstanding Common Stock as of the date hereof and DVI has been issued shares of Common Stock representing 5.86% of the issued and outstanding Common Stock as of the date hereof. The Stockholders desire to set forth certain agreements among themselves and the Corporation as to the management of the Corporation and the ownership of their shares of Common Stock.

     NOW THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows.

                            ARTICLE 1. DEFINITIONS.

     1.1 All capitalized terms used herein and otherwise undefined shall have the meaning ascribed to them in the Plan.

     1.2 "Affiliate" means, as to any entity or person, any other entity or person that such entity or person controls, or by which it is controlled, or with which it is under common control and in the case of any natural person, such person's spouse or issue or any trust for the benefit of such person and such person's spouse or issue. As used in this definition the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entry or person, whether through the ownership of voting securities, by contract or otherwise.

     1.3  "Affiliate   Transferee"  means  any  Affiliate  of  a  Former  Senior
Noteholder or DVI to which such Former Senior Noteholder or DVI shall have transferred any of its Shares.

     1.4 "Change of Control" means (i) any merger, consolidation, amalgamation or other similar corporate transaction in which the holders of Common Stock of the Corporation, in the aggregate, immediately prior to such transaction will hold, immediately after such transaction, less than fifty (50%) percent of the aggregate voting power of the outstanding stock of the surviving corporation or
(ii) the Former Senior Noteholders and their Affiliate Transferees sell in a single transaction or a series of related transactions, Shares representing 90% or more of the original number of shares of Common Stock issued in the aggregate to the Former Senior Noteholders under the Plan (as such number may be adjusted to reflect any subsequent stock split, combination or reclassification of the Common Stock) to a party who is not a Former Senior Noteholder or who will not be an Affiliate Transferee of a Former Senior Noteholder after such sale.


     1.5 "Common Stock" means the Corporation's authorized common stock, $.01 par value per share of which there are _______ shares authorized.

     1.6 "Corporation Notice" has the meaning given therefor in Section 4.2.

     1.7 "Equity Securities" has the meaning given therefor in Section 4.1.

     1.8 "Excluded Securities" means Equity Securities excluded from the operation of Section 4.1 by Section 4.5.

     1.9 "Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     1.10 "Initial Post-Effective Public Offering" means the Corporation's first firm commitment underwritten public offering of any of its Equity Securities registered under the Securities Act after the effective date of the Plan.

     1.11 "Plan" means the Third Amended Joint Plan of Reorganization dated November 6, 2000 as filed by the Corporation in the United States Bankruptcy Court of the Southern District of New York.

     1.12 "Pro Rata Share" has the meaning given therefor in Section 4.2.

     1.13 "Requisite Former Senior Noteholders" means at the time in question Former Senior Noteholders owning at least 50% of the Shares then owned by all Former Senior Noteholders in the aggregate.

     1.14 "SEC" means the United States Securities and Exchange Commission.

     1.15 "Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     1.16 "Shares" means and includes all shares of Common Stock registered in the stock records books of the Corporation in the name of any Stockholder or a nominee of such Stockholder and any other shares of capital stock of the Corporation which may be issued in exchange for or in respect of such shares of Common Stock (whether by way of stock split, stock dividend, combination, reclassification, reorganization or any other means).

     1.17 "Transferee" means any person to whom Shares are transferred or assigned by a Stockholder and any heirs or successors in interest of any Stockholder, whether by operation of law or otherwise.

          ARTICLE 2. VOTING AGREEMENT FOR ELECTION OF DIRECTORS, ETC.

     2.1 Agreement to Vote. Until as provided in Section 2.2, each Stockholder agrees to vote all of his Shares in favor of, and otherwise take all actions as a the holder of such Shares required for:

          (a) the election to the Board of Directors of the Corporation of the nominees of the Stockholders selected pursuant to Section 2.2,

          (b) the removal from the Board of Directors of any director, at the request of the Stockholder(s) which nominated such director pursuant to Section 2.2, and the election to the Board of Directors of a substitute nominated by such Stockholder(s).

     2.2 Selection of Nominees.

     (a) The Requisite Former Senior Noteholders shall have the right to designate six (6) nominees and DVI shall have the right to designate one (1) nominee for election to the Board of Directors of the Corporation provided the nominee of DVI shall be reasonably satisfactory to the Requisite Former Senior Noteholders. The rights of the Requisite Former Senior Noteholders under this
Section 2.2 (and the obligations of the other Stockholders pursuant to Section 2.1) shall terminate at the earlier of (i) the effective date of the Corporation's Initial Post-Effective Public Offering or (ii) such time as the number of Shares owned by the Former Senior Noteholders is less than forty percent (40%) of the then issued and outstanding shares of Common Stock (excluding Excluded Securities) or (iii) a Change of Control. The rights of DVI under this Section 2.2 (and the obligations of the other Stockholders pursuant to Section 2.1 in respect of any nominee to the Board of Directors of DVI) shall terminate the earlier of (i) the effective date of the Corporation's Initial Post-Effective Public Offering or (ii) such time as the number of Shares owned by DVI shall be less than eighty percent (80%) of the original number of shares of Common Stock issued to DVI under the Plan (as such number may be adjusted to reflect any subsequent stock split, combination or reclassification of the Common Stock) or (iii) a Change of Control.

     (b) For so long as DVI has the right to designate one (1) nominee to the Board, the Board shall have regular meetings to be held at least quarterly.

     (c) The Corporation shall use its reasonable best efforts to maintain at all times liability insurance for its officers and directors in connection with their service to the Corporation or to any other person or enterprise or employee benefit plan which such officer or director serves at the request of the Corporation. Upon the request of any director nominated by the Former Senior Noteholders or DVI pursuant to this Section 2.2, the Corporation will enter into an indemnification agreement with such director in the form attached as Exhibit A.

                ARTICLE 3. GENERAL COVENANTS OF THE CORPORATION

     3.1 Inspection and Information Rights. Each Stockholder owning Shares representing at least 4% of the then issued and outstanding Common Stock shall have the right (at it own expense) to visit and inspect any of the properties of the Corporation (including books of account, reports and other papers), to make extracts therefrom, and to discuss the affairs, finances and accounts of the Corporation with its officers, employees and accountants (and by this provision the Corporation authorizes its accountants to discuss such affairs, finances and accounts with such Stockholder's representatives), and to review such information as is reasonably requested all at such reasonable times and as often as may be reasonably requested; provided, however, that the Corporation shall not be obligated under this Section 3.1 unless such Stockholder and its representatives shall have executed and delivered to the Corporation their written agreement in form and substance satisfactory to the Corporation to maintain such information in confidence and in no event shall the Corporation be obligated to afford rights under this sentence to any competitor. The Corporation will also furnish to each Stockholder, within five (5) business days after the date of filing or delivery thereof, copies of all materials of whatsoever nature filed or delivered by the Corporation with the SEC.

     3.2 Rule 144 Reporting. With a view to making available to the Stockholders the benefits of certain rules and regulations of the SEC which may permit the sale of Shares to the public without registration, the Corporation agrees to use its best efforts to:

          (a) Make and keep public information available, as those terms are understood and defined in SEC Rule 144 or any similar or analogous rule promulgated under the Securities Act, at all times after the effective date of the Initial Post-Effective Registration Statement;

          (b) File with the SEC, in a timely manner, all reports and other documents required of the Corporation under the Exchange Act; and

          (c) So long as a Stockholder owns any Shares, furnish to such Stockholder forthwith upon request: a written statement by the Corporation as to its compliance with the reporting requirements of said Rule 144 of the Securities Act, and of the Exchange Act (at any time after it has become subject to such reporting requirements); a copy of the most recent annual or quarterly report of the Corporation; and such other reports and documents as a Stockholder may reasonably request in availing itself of any rule or regulation of the SEC allowing it to sell any such securities without registration.

     3.3 Restrictive Agreements. For so long as any Stockholder shall have any rights under this Agreement, the Corporation shall not enter into or become obligated under any agreement or contract, including without limitation, any loan agreement, promissory note (or other evidence of indebtedness), mortgage, security agreement or lease, which by its terms specifically prevents or restricts to the Corporation from performing its obligations under the Agreement.

                    ARTICLE 4. ISSUANCES BY THE CORPORATION

     4.1 Right of First Refusal on Primary Offerings. Until such right is terminated pursuant to Section 4.4, each Stockholder shall have a right of first refusal to purchase its Pro Rata Share (as defined below) of all Equity

Securities (as defined below) that the Corporation may, from time to time, propose to sell and issue after the date of this Agreement, other than Excluded Securities. The term "Equity Securities" shall mean (i) Common Stock or other capital stock of the Corporation, (ii) any security convertible, with or without consideration, into Common Stock or other capital stock of the Corporation (including any option to purchase such a convertible security), (iii) any security carrying any warrant or right to subscribe to or purchase Common Stock or other capital stock of the Corporation or (iv) any such warrant or right.

     4.2 Exercise of Rights. If the Corporation proposes to issue any Equity Securities, it shall give each Stockholder written notice (a "Corporation Notice") of its intention, describing the Equity Securities and the price and the terms and conditions upon which the Corporation proposes to issue the same. Each Stockholder shall have twenty (20) days from the receipt of a Corporation Notice to agree to purchase up to its Pro Rata Share (as defined below) of such Equity Securities for the price and upon the terms and conditions specified in such Corporation Notice by giving written notice to the Corporation and stating therein the quantity (up to its Pro Rata Share) of Equity Securities it agrees to purchase. Notwithstanding the foregoing, the Corporation shall not be required to offer or sell such Equity Securities to any Stockholder if such offer or sale would cause the Corporation to be in violation of any applicable federal or state securities or "blue sky" laws. The Corporation will use reasonable best efforts to comply with all federal and applicable state securities or "blue sky" laws provided in no event shall the Corporation be required to (i) file a registration statement or qualification statement under any such laws; (ii) qualify to do business in any jurisdiction; (iii) subject itself to taxation in any jurisdiction or (iv) consent to general service of process in any jurisdiction.

     Each Stockholder's "Pro Rata Share" is equal to the ratio of (a) the number of Shares (including all Shares issuable upon conversion or exercise of any Equity Securities convertible or exercisable into shares of Common Stock but in all cases excluding any Excluded Securities) of which such Stockholder is deemed to be a holder immediately prior to the issuance of such Equity Securities to
(b) the total number of shares of the Corporation's outstanding Common Stock (including all shares of Common Stock issued or issuable upon conversion or exercise of any Equity Securities convertible or exercisable into shares of Common Stock but in all cases excluding any Excluded Securities) immediately prior to the issuance of such Equity Securities.

     4.3 Issuance of Equity Securities to Other Persons. If not all of the Stockholders elect to purchase their entire Pro Rata Share of the Equity Securities proposed to be issued, then the Corporation shall have ninety (90) days thereafter to sell the Equity Securities in respect of which the Stockholders' rights were not exercised to any other person(s), at a price and upon general terms and conditions no more favorable to the purchasers thereof than specified in the applicable Corporation Notice. If the Corporation has not sold such Equity Securities within such ninety (90) days, the Corporation shall not thereafter issue or sell any Equity Securities without first offering such Equity Securities to the Stockholders in the manner provided in Section 4.2.

     4.4 Termination and Waiver of Right of First Refusal. The right of first refusal established by this Article 4 shall terminate upon the earlier of (a) the effective date of the registration statement pertaining to the Corporation's Initial Post-Effective Public Offering or (b) a Change of Control.

     4.5 Excluded  Securities.  The rights of first refusal  established by this
Article 4 shall not apply to:

          (a) Equity    Securities    issued   in  the   Corporation's   Initial
              Post-Effective Public Offering;

          (b) shares of Common Stock (and any options, warrants or other Common Stock purchase rights for such shares of Common Stock) issued or to be issued to employees, officers or directors of, or consultants or advisor to the Corporation or any subsidiary, pursuant to compensation plans, or other similar arrangements that are approved by the Corporation's Board of Directors;

          (c) Equity Securities issued pursuant to exercise of warrants, options or other rights, or conversion of convertible Equity Securities outstanding as of the date of this Agreement or with respect to which the Stockholders were given rights under this Article 4 on the initial issuance thereof;

          (d) any Equity Securities issued pursuant to a merger, consolidation, acquisition or similar business combination;

          (e) shares of Common Stock issued in connection with any stock split, stock dividend or recapitalization by the Corporation; and

          (f) Equity Securities issued in connection with the extension of credit or other financing (including leasing arrangements) to the Corporation or a subsidiary of the Corporation by any party who is not a Stockholder, an Affiliate of any Stockholder or an Affiliate of the Corporation.

     4.6 Rights to Other Parties. Nothing in this Article 4 shall be deemed to prohibit the Corporation from extending the rights set forth in this Article 4 to any other holders of Common Stock.

                           ARTICLE 5. MISCELLANEOUS.

     5.1 Successors and Assigns. This Agreement shall be binding upon the parties hereto and their Transferees; provided, no Transferee shall be entitled to any benefits under this Agreement unless such Transferee shall have executed and delivered to the Corporation its written agreement to be bound by the terms of this Agreement to the same extent as its transferor in form and substance satisfactory to the Requisite Former Senior Noteholders and (a) such Transferee is already a Stockholder or is an Affiliate Transferee or (b) the transfer to such Transferee is of Shares representing at least 5% of the then issued and outstanding Common Stock or (c) the transfer to such Transferee is of the original number of shares of Common Stock issued to the transferring Stockholder under the Plan (as such number may be adjusted to reflect any subsequent stock split, combination or reclassification of the Common Stock).

     5.2 Term and Termination. Unless the rights granted hereby are sooner terminated by the express provisions herein, this Agreement shall terminate upon mutual written agreement of all of the Stockholders.

     5.3 Amendments. This Agreement may be amended or modified in whole or in part only by an instrument in writing signed by all Stockholders and the Corporation.

     5.4 Entire  Agreement.  This  Agreement  constitutes  the entire  agreement between the parties, and all premises, representations, understandings, warranties and agreements with reference to the subject matter hereof have been expressed herein or in the documents incorporated herein by reference.

     5.5 Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware.

     5.6 Disputes. All disputes arising in connection with this Agreement and/or the transactions contemplated hereby shall be submitted to arbitration in New York, New York before a single arbiter selected by the Corporation. The parties specifically agree that the arbitrator shall have the power to issue preliminary and permanent injunctive relief and to grant prejudgment security.

     5.7 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

     5.8 Effect of Headings. Any title of an article or section heading herein contained is for convenience or reference only and shall not affect the meaning or construction of any of the provisions hereof.

     5.9 Injunctive Relief. It is acknowledged that it will be impossible to measure the damages that would be suffered by a party if any other party fails to comply with the provisions of this Agreement and that in the event of any such failure, the non-defaulting parties will not have an adequate remedy at law. The non-defaulting parties shall, therefore, be entitled to obtain specific performance of the defaulting party's obligations hereunder and to obtain immediate injunctive relief. The defaulting party shall not argue, as a defense to any proceeding for such specific performance or injunctive relief, that the non-defaulting parties have an adequate remedy at law.

     5.10 Severability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

     5.11 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance of any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of or in any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on the part of any party of any breach, default or noncompliance under the Agreement or any waiver on the part of any party of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing.

     5.12 Notices and Consents. Notices. All notices and other written communications provided for hereunder shall be given in writing and sent by overnight delivery service (with charges prepaid) or by facsimile transmission with the original of such transmission being sent by overnight delivery service (with charges prepaid) by the next succeeding Business Day and (i) if to a Stockholder addressed to such Stockholder at such address or fax number as is specified for such Stockholder after its signature to this Agreement; and (ii) if to the Corporation, addressed to it at 155 State Street, Hackensack, New Jersey 07602, Attention: General Counsel, Fax No. (201) 488-8230 or at such other address or fax number as such Stockholder or the Corporation shall have specified to other party hereto in writing given in accordance with this Section
5.12. Notice given in accordance with this Section 5.12 shall be effective upon the earlier of the date of delivery or the second Business Day at the place of delivery after dispatch.

     5.13 Pronouns. All pronouns contained herein, and any variations thereof, shall be deemed to refer to the masculine, feminine or neutral, singular or plural, as to the identity of the parties hereto may require.

     5.14 Legend. Each certificate evidencing any of the Shares shall bear a legend substantially as follows:

          "The shares represented by this certificate are subject to certain voting agreements and may be entitled to certain benefits in accordance with and subject to all the terms and conditions of a certain Voting Agreement dated as of __________, 2000, a copy of which the Corporation will furnish to the holder of this certificate upon request and without charge."

     IN WITNESS WHEREOF, this Agreement has been executed under seal as of the date and year first written above.

COMPANY:                      MEDICAL RESOURCES, INC.


                              By:  /s/ Christopher J. Joyce
                                   --------------------------
                                       Name:  Christopher J. Joyce
                                       Title: Co-Chief Executive Officer


STOCKHOLDERS:                 [NAME]


                              By:_________________________________
                                       Name:
                                       Title:


                                   Address for Notices:

                                   ______________________________
                                   ______________________________
                                   ______________________________


                       Signature Page to Voting Agreement

FORMER SENIOR
NOTEHOLDERS:                  JOHN HANCOCK LIFE INSURANCE COMPANY


                              By:  /s/ Stephen J. Blewitt
                                   ------------------------
                                       Name:  Stephen J. Blewitt
                                       Title: Managing Director


                                       Address for Notices:

                                       200 Clarendon Street
                                       Boston, MA 02117
                                       Attention:  Bond & Corporate Finance
                                        Group, T-57

                       Signature Page to Voting Agreement

                              JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY


                              By:  /s/ Stephen J. Blewitt
                                   ------------------------
                                       Name:  Stephen J. Blewitt
                                       Title: Authorized Signatory


                                       Address for Notices:

                                       200 Clarendon Street
                                       Boston, MA 02117
                                       Attention:  Bond & Corporate Finance
                                        Group, T-57



                       Signature Page to Voting Agreement

                              INVESTORS PARTNER LIFE INSURANCE COMPANY


                              By:  /s/ Stephen J. Blewitt
                                   ------------------------
                                       Name:  Stephen J. Blewitt
                                       Title: Authorized Signatory


                                       Address for Notices:

                                       200 Clarendon Street
                                       Boston, MA 02117
                                       Attention:  Bond & Corporate Finance
                                        Group, T-57



                       Signature Page to Voting Agreement

                              MELLON BANK, N.A., solely in its capacity as Trustee for The Long Term Investment Trust, (as directed by John Hancock Financial Services, Inc.), and not in its individual capacity


                              By:  /s/ Carole Bruno
                                   ------------------
                                       Name:  Carole Bruno
                                       Title: Authorized Signatory


                                       Address for Notices:

                                       200 Clarendon Street
                                       Boston, MA  02117
                                       Attention:  Bond & Corporate Finance
                                        Group, T-57


     The decision to participate in the investment, any representations made herein by the participant, and any actions taken hereunder by the participant has/have been made solely at the direction of the investment fiduciary who has sole investment discretion with respect to this investment.


                       Signature Page to Voting Agreement

                              THE NORTHERN TRUST COMPANY, AS TRUSTEE OF THE LUCENT TECHNOLOGIES INC. MASTER PENSION TRUST

                              By:  JOHN HANCOCK LIFE INSURANCE COMPANY,
                                   as Investment Manager


                              By:  /s/ Stephen J. Blewitt
                                   ------------------------
                                       Name:  Stephen J. Blewitt
                                       Title: Managing Director


                                       Address for Notices:

                                       200 Clarendon Street
                                       Boston, MA 02117
                                       Attention:  Bond & Corporate Finance
                                        Group, T-57



                       Signature Page to Voting Agreement

                              AUSA LIFE INSURANCE COMPANY, INC.


                              By:  /s/ Mark E. Dunn
                                   ------------------
                                       Name:  Mark E. Dunn
                                       Title: Vice President


                                       Address for Notices:

                                       AEGON USA Investment Management
                                       4333 Edgewood Road, N.E.
                                       Cedar Rapids, IA  52499
                                       Attention:  Mark Dunn




                       Signature Page to Voting Agreement

                              LIFE INVESTORS INSURANCE COMPANY OF AMERICA


                              By:  /s/ Mark E. Dunn
                                   ------------------
          `                            Name:  Mark E. Dunn
                                       Title: Vice President


                                       Address for Notices:

                                       AEGON USA Investment Management
                                       4333 Edgewood Road, N.E.
                                       Cedar Rapids, IA  52499
                                       Attention:  Mark Dunn


                       Signature Page to Voting Agreement

                              GREAT AMERICAN LIFE INSURANCE COMPANY


                              By:  /s/ Mark F. Muething
                                   ----------------------
                                       Name:  Mark F. Muething
                                       Title: Executive Vice President


                                       Address for Notices:

                                       American Financial Group
                                       1 East 4th Street, 3rd Floor
                                       Cincinnati, OH  45202
                                       Attention:  Joanne Schubert


                       Signature Page to Voting Agreement

                              SALKELD & CO., (as nominee of General Electric Capital Assurance Company (f/k/a Great Northern Insured Annuity Corporation)


                              By:  /s/ Kristina Clohesy
                                   ----------------------
                                       Name:  Kristina Clohesy
                                       Title: Reorganization Administrator


                                       Address for Notices:

                                       GE Capital Assurance Co.
                                       601 Union Street, Suite 1300
                                       Seattle, WA  98101
                                       Attention:  Morian Mooers




                       Signature Page to Voting Agreement

                              COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY


                              By:  /s/ Jacqueline D. Jenkins
                                   ---------------------------
                                       Name:  Jacqueline D. Jenkins
                                       Title: Authorized Signatory


                                       Address for Notices:

                                       MetLife
                                       334 Madison Avenue
                                       Convent Station, NJ  07961
                                       Attention:  Mike Cazayoux


                       Signature Page to Voting Agreement

                              HARE & CO (as nominee of Lincoln National Life Insurance Company)


                              By:  /s/ Patrick M. Dodd
                                   ---------------------
                                       Name:  Patrick M. Dodd
                                       Title: Authorized Officer


                                       Address for Notices:

                                       Liberty Capital
                                       2000 Wade Hampton Boulevard
                                       Greenville, SC  29615
                                       Attention:  Pete Dodd


                       Signature Page to Voting Agreement

                              AMERICAN BANKERS INSURANCE COMPANY OF FLORIDA


                              By:  /s/ Robert C. Lindberg
                                   ------------------------
                                       Name:  Robert C. Lindberg
                                       Title: Vice President


                                       Address for Notices:

                                       Fortis Corporation
                                       1 Chase Manhattan Plaza, 41st Floor
                                       New York, NY  10005
                                       Attention:  Robert Lindberg




                       Signature Page to Voting Agreement

                              OCCIDENTAL LIFE INSURANCE COMPANY OF
                              NORTH CAROLINA


                              By:  /s/ J. Joseph Veranth
                                   -----------------------
                                       Name:  J. Joseph Veranth
                                       Title: Executive Vice President


                                       Address for Notices:


                                       Dana Investment Advisors, Inc.
                                       P.O. Box 1067
                                       Brookfield, WI  53008-1067
                                       Attn:  J. Joseph Veranth




                       Signature Page to Voting Agreement

                              PENINSULAR LIFE INSURANCE COMPANY CO.


                              By:  /s/ Susan D. Royles
                                   ---------------------
                                       Name:  Susan D. Royles
                                       Title: Vice President


                                       Address for Notices:

                                       Conning Asset Management
                                       185 Asylum Street
                                       City Place II
                                       Hartford, CT  06103
                                       Attention:  Susan Royles



                       Signature Page to Voting Agreement

                              EXECUTIVE RISK INDEMNITY INC.


                              By:  /s/ Marjorie D. Raines
                                   ------------------------
                                       Name:  Marjorie D. Raines
                                       Title: Senior Vice President


                                       Address for Notices:

                                       Chubb Financial Group
                                       15 Mountain View Road
                                       Warren, NJ  07060
                                       Attention:  Bill Clarkson



                       Signature Page to Voting Agreement

DVI:                          DVI FINANCIAL SERVICES, INC.


                              By:  /s/ Sara Lee Keller
                                   ---------------------
                                       Name:  Sara Lee Keller
                                       Title: Deputy General Counsel


                                       Address for Notices:

                                       DVI Financial Services, Inc.
                                       2500 York Road
                                       Jamison, PA  18929


                                       Attn:  Richard E. Miller, President





                       Signature Page to Voting Agreement

                                                                 EXHIBIT B
                                                                 CONFORMED COPY


                             STOCKHOLDERS AGREEMENT

     This AGREEMENT made as of the 26th day of February, 2001 is by and among those entities identified on the signature page hereto as the Former Senior Noteholders (collectively with any of their Affiliate Transferees, the "Former Senior Noteholders" and singularly a "Former Senior Noteholder") and Christopher Joyce and Geoffrey Whynot (collectively with any of their Affiliate Transferees, "Executive Management") and Medical Resources, Inc., a Delaware corporation (the "Corporation") and DVI Financial Services, Inc., a Delaware corporation (collectively, with any of its Affiliate Transferees, "DVI"). Each of the Former Senior Noteholders, Executive Management and any Transferee of a Former Senior Noteholder or Executive Management is hereinafter sometimes collectively referred to as the "Stockholders" or individually as a "Stockholder"). Pursuant to the Plan (as defined below) the Former Senior Noteholders are to be issued shares of Common Stock representing in the aggregate 83.96% of the issued and outstanding Common Stock as of the effective date of the Plan, Executive Management are to be issued shares of Common Stock representing 2% of the issued and outstanding Common Stock as of the effective date of the Plan and DVI is to be issued shares of Common Stock representing 5.86% of the issued and outstanding Common Stock as of the effective date of the Plan. The Stockholders desire to set forth certain agreements among themselves and the Corporation as to the management of the Corporation and the ownership of their shares of Common Stock. DVI is a party to this Agreement as a holder of Registrable Securities solely for the purposes of accepting and agreeing to the provisions of Articles 4 and 5 and the defined terms used therein.

     NOW THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows.

                            ARTICLE 1. DEFINITIONS.

     1.1 All capitalized terms used herein and otherwise undefined shall have the meaning ascribed to them in the Plan.

     1.2 "Affiliate" means, as to any entity or person, any other entity or person that such entity or person controls, or by which it is controlled, or with which it is under common control and in the case of any natural person, such person's spouse or issue or any trust for the benefit of such person and such person's spouse or issue. As used in this definition the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entry or person, whether through the ownership of voting securities, by contract or otherwise.

     1.3 "Affiliate Transferee" means any Affiliate of a Former Senior Noteholder or Executive Management to which such Former Senior Noteholder or Executive Management shall have transferred any of its Shares or any Affiliate of DVI to which DVI shall have transferred any of its Registrable Securities.

     1.4 "Common Stock" means the Corporation's authorized common stock, $.01 par value per share.

     1.5 "Demand Registration" has the meaning given therefor in Section 4.1.

     1.6 "Demand Request" has the meaning given therefor in Section 4.1.

     1.7 "Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     1.8 "indemnified party" has the meaning given therefor in Section 4.7.

     1.9 "indemnifying party" has the meaning given therefor in Section 4.7.

     1.10 "Initial Post-Effective Public Offering" means the Corporation's first firm commitment underwritten public offering of any of its equity securities registered under the Securities Act after the effective date of the Plan.

     1.11  "Piggyback  Registration"  has the meaning given  therefor in Section
4.2.

     1.12 "Plan" means the Third Amended Joint Plan of Reorganization dated November 6, 2000 as filed by the Corporation in the United States Bankruptcy Court of the Southern District of New York.

     1.13 "Plan Value" means $10 per share of Common Stock as appropriately adjusted from time to time to reflect any stock splits, combinations or similar transactions in respect of the Common Stock or dividends paid on the Common Stock after the effective date of the Plan.

     1.14 "Register," registered," and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement.

     1.15 "Registrable Securities" means all shares of Common Stock issued to the Former Senior Noteholders, Executive Management or DVI pursuant to the Plan and any other shares of capital stock of the Corporation which may be issued in exchange for or in respect of such shares of Common Stock (whether by way of stock split, stock dividend, combination, reclassification, reorganization or any other means) provided any such shares of Common Stock (or other capital stock) which have been sold after the date hereof pursuant to a registration statement or to the public through a broker, dealer or market maker or in compliance with Rule 144 or Rule 144A (or any similar rule then in force) under the Securities Act or repurchased by the Corporation or any subsidiary of the Corporation shall cease to be Registrable Securities.

     1.16 "Registration Expense" has the meaning given therefor in Section 4.6.

     1.17 "Requisite Former Senior Noteholders" means at the time in question Former Senior Noteholders owning at least 50% of the Shares then owned by all Former Senior Noteholders in the aggregate.

     1.18 "SEC" means the United States Securities and Exchange Commission.

     1.19 "Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     1.20 "Selling Former Senior  Noteholders" has the meaning given therefor in
Section 3.1.

     1.21 "Shares" means and includes all shares of Common Stock registered in the stock records books of the Corporation in the name of any Stockholder or a nominee of such Stockholder and any other shares of capital stock of the Corporation which may be issued in exchange for or in respect of such shares of Common Stock (whether by way of stock split, stock dividend, combination, reclassification, reorganization or any other means).

     1.22 "Transferee" means any person to whom Shares are transferred or assigned by a Stockholder and any heirs or successors in interest of any Stockholder, whether by operation of law or otherwise and, in the case of DVI, any person to whom any of DVI's Registrable Securities are transferred or assigned by DVI and any successor in interest, whether by operation of law or otherwise.

                          ARTICLE 2. VOTING AGREEMENTS

     2.1 Board of Directors. Each Stockholder agrees to vote all of his Shares in favor of, and otherwise take all actions as the holder of such Shares required for:

          (a) the election to the Board of Directors of the Corporation of up to six nominees selected by the Requisite Former Senior Noteholders; and

          (b) the removal from the Board of Directors of any director nominated by the Requisite Former Senior Noteholders, at the request of the Requisite Former Senior Noteholders, and the election to the Board of Directors of any substitute therefor nominated by the Requisite Former Senior Noteholders.

     2.2 Modification of Charter Documents; Other Voting Agreement. Each Stockholder covenants and agrees that he will:

          (a) not vote any of his Shares, and to the extent he has the power to do so and otherwise may lawfully exercise such power, will not to permit any director elected by the Stockholders pursuant to
              Section 2.1 to vote, in favor of:

              (i) the adoption of any  amendment to or waiver of  any  provision of the Corporation's Certificate of Incorporation or Bylaws as in effect as of the date hereof pursuant to the Plan (other than in connection with the Initial Post-Effective
                  Public Offering if such amendments have been recommended by the underwriters in connection therewith);

                (ii) any   alteration  or  change  to  the  designation  or  the
                     powers, preferences or rights or the qualifications, limitations or restrictions of the Common Stock (other than in connection with the Initial Post-Effective Public Offering if such amendments have been recommended by the underwriters in connection therewith);

              (iii) any (A) authorization or creation of or amendment to any class or series of stock ranking, either as to payment of dividends, distribution of assets or redemption, prior to the Common Stock, or (B) authorization or creation of or amendment to any shares of any class or series or any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having optional rights to purchase, any stock having any such ranking prior to the Common Stock;

              (iv) any increase in the authorized number of shares of Common Stock (other than in connection with the Initial Post-Effective Public Offering if such amendments have been recommended by the underwriters in connection therewith);

              (v)    the   liquidation,  dissolution,   winding-up   or  similar
                     transaction of the Corporation or sale of all or substantially all of the assets of the Corporation or any subsidiary thereof;

              (vi) the redemption or repurchase of any shares of Common Stock (except for shares of Common Stock issued to employees, officers, directors or consultants which is redeemed in connection with the termination of such person's employment with the Corporation);

              (vii) the authorization of a dividend on any shares of capital stock; or

              (viii) any   merger,  consolidation,   sale  of   stock  or  other
                     transaction in which the holders of Common Stock of the Corporation, in the aggregate, immediately prior to such transaction will hold, immediately after such transaction, less than fifty percent (50%) of the aggregate voting power of outstanding stock of the surviving Corporation;

              unless otherwise consented to by the Requisite Former Senior Noteholders; and

          (b) if requested by Former Senior Noteholders owning Shares representing more than fifty (50%) percent of the then issued and outstanding shares of Common Stock, vote all his Shares and, to the extent he has the power to do so and otherwise may lawfully exercise such power, will instruct any director elected by the Stockholders pursuant to Section 2.1 to vote, in favor (A) of any transaction identified in clauses (a)(i) through (a)(vii) above; and (B) of any transaction identified in clause (a)(viii) if the consideration to be received by the holders of shares of Common Stock in such transaction is not less than the then current Plan Value.

                ARTICLE 3. RIGHTS OF CO-SALE; REQUIRED CO-SALE.

     3.1 Tag-Along/Drag-Along. If one or more Former Senior Noteholders ("Selling Former Senior Noteholders") propose to sell, in a single transaction or series of related transactions, Shares representing more than 40% of the Common Stock at the time outstanding to a party who is not a Former Senior Noteholder or who will not be an Affiliate Transferee of a Former Senior Noteholder after such sale, the other Stockholders have the right to participate in such sale to the extent provided in Section 3.2. Further, if such sale of Shares by the Selling Former Noteholders represents more than 50% of the Common Stock at the time outstanding and is at a price per share not less than the current Plan Value, the other Stockholders shall, if requested by the Selling Former Senior Noteholders, sell to the purchaser of such Selling Former Senior Noteholders' Shares all of their Shares on the same terms and conditions as such Selling Former Senior Noteholders; provided, the other Stockholders shall not be obligated to sell their Shares pursuant to this sentence unless the Selling Former Senior Noteholders propose to sell all of their Shares in such transaction. Not less than thirty (30) days prior to any proposed sale of Shares by Selling Former Senior Noteholders, the Selling Former Senior Noteholders shall give the other Stockholders written notice of the proposed sale (a "Sale Notice") which shall specify the terms and conditions of such sale and whether or not the Selling Former Senior Noteholders are exercising their rights under clause (b) of this Section 3.1 to require to other Stockholders to sell their Shares on the same terms and conditions.

     3.2 Participation Procedures. If the other Stockholders are not required, but are entitled and wish, to participate in such sale (each a "Participating Stockholder"), each Participating Stockholder shall give the Selling Former Senior Noteholders written notice (a "Participation Notice") of its election to participate not later than fifteen (15) days after the date of the delivery of the Sale Notice and specifying the number of Shares which it wishes to sell. If the Selling Former Senior Noteholders receive any Participation Notices, they shall not sell any Shares in such transaction unless the purchaser thereof at the same time purchases from each Participating Stockholder on the same terms and conditions, that number of Shares at least equal to the lesser of:

          (a) the total number of Shares which such Participating Stockholder specified in its Participation Notice that it wished to sell; or

          (b) the number of Shares derived by multiplying the total number of Shares then owned by such Participating Stockholder by a fraction, the numerator of which is equal to the number of Shares that are to be purchased by the proposed purchaser from the Selling Former Senior Noteholders and the denominator of which is the aggregate number of Shares owned by the Selling Former Senior Noteholders prior to such sale;

provided, the number of Shares to be included by each Participating Stockholder and each Selling Former Senior Noteholders in such sale shall be reduced pro rata based on the number of Shares proposed to be included by each in such sale until the aggregate number of Shares to be sold is equal to the number of Shares that the proposed purchaser desires to purchase.

                         ARTICLE 4. REGISTRATION RIGHTS

          4.1 Demand Registration.

              (a) Requests  for  Registration.   At  any  time  following  the
                  first  anniversary  of  the  effective  date  of  the  Plan,
                  Former Senior Noteholders owning Registrable Securities representing at least 15% of the then issued and outstanding shares of Common Stock shall be entitled to request registration (a "Demand Request") under the Securities Act of all or any portion of their Registrable Securities. A registration requested pursuant to this Section 4.1(a) is referred to in this Agreement as a "Demand Registration". The Demand Request shall specify the approximate number of Registrable Securities requested to be registered and the intended method of distribution thereof. Within ten days after receipt of a Demand Request, the Corporation shall give written notice of such requested registration to each other holder of Registrable Securities and shall include in such registration all Registrable Securities with respect to which the Corporation has received written requests for inclusion therein, including without limitation, but subject to Section 4.1(c), all Registrable Securities requested for inclusion pursuant to Section 4.2, and the intended method of distribution thereof within 30 days after the receipt of the Corporation's notice.

              (b) Number   of   Demand   Registrations.    The  Former  Senior
                  Noteholders  as a group  shall be  entitled  to request  two
                  Demand Registrations. The Corporation shall pay all Registration Expenses in connection with the Demand Registration and shall pay all Registration Expenses in connection with a registration initiated as a Demand Registration whether or not it becomes effective or is not otherwise counted as a Demand Registration. A registration shall not count as a Demand Registration until it has become effective under the Securities Act and any blue sky laws of any applicable state and remains so effective until the earlier of the date all Registrable Securities included therein have been sold pursuant thereto or the time periods for which such registration statement is required to be maintained as effective under Section 4.4(a) have expired (unless such registration statement is withdrawn at the request of the holders of not less than a majority of the Registrable Securities included therein (other than a withdrawal in the case described in the next following sentence or in the case described in Section 4.1(d)). If so requested in the Demand Request and if the market value of the Registrable Securities to be included in such registration shall have current market value of not less than $5,000,000, the Corporation shall use its best efforts to effect such Demand Registration as an underwritten offering on a firm commitment basis, provided if the Corporation is unable to effect the registration as an underwritten offering on a firm commitment basis, the Corporation will continue to effect such registration if requested to do so by holders of not less than a majority of the Registrable Securities to be included therein in accordance with the method of distribution as is specified by such holders and in such case the registration statement shall count as a Demand Registration; otherwise such Demand Request shall be deemed not to have been made and shall not count as a Demand Registration.

              (c) Priority on Demand  Registration.  All  Registrable
                  Securities requested to be included in the Demand Registration shall be included unless the offering is to be underwritten and the managing underwriters advise the
                  Corporation in writing that all of the Registrable Securities requested to be included may not be sold without adversely affecting the marketability of the offering. In such case, the number of such Registrable Securities included in the offering, if any, shall be allocated first, pro rata among the Former Senior Noteholders on the basis of the total number of Registrable Securities requested by each such holder to be included and second, pro rata among the other holders of Registrable Securities requested to be included pursuant to Section 4.2 on the basis of the total number of Registrable Securities requested to be included pursuant to Section 4.2. If all Registrable Securities requested to be included in the Demand Registration are so included, the Corporation may include in the Demand Registration other securities to be sold by the Corporation for its own account or to be sold by other Persons, unless the managing underwriters advise the Corporation in writing that in their opinion the inclusion of such other securities will cause the number of Registrable Securities and other securities requested to be included in the offering to exceed the number which may be sold without adversely
                  affecting   the   marketability   of   the   offering.

              (d) Restrictions   on   Demand   Registration.    The
                  Corporation shall not be obligated to effect a Demand Registration within 120 days after the effective date of a previous registration of securities by the Corporation under the Securities Act if the holders of Registrable Securities were given piggyback rights in such previous registration pursuant to Section 4.2 and all Registrable Securities requested to be included in such registration pursuant to
                  Section 4.2 were included therein. The Corporation shall be entitled to postpone, for up to 90 days (or for up to 120 days if the Demand Request relating to the registration statement is received during the month of December or the first quarter of any calendar year) the filing of any registration statement otherwise required to be prepared and filed by it pursuant hereto if, at the time it receives a Demand Request, the Corporation would be required to prepare for inclusion or incorporation into the registration statement any financial statements other than those that it customarily prepares or the Corporation determines in its reasonable business judgment that such registration and offering would materially interfere with any financing, refinancing, acquisition, disposition, corporate reorganization or other material corporate transactions or development involving the Corporation or any of its
                  subsidiaries   and   promptly   gives  the  holders  of  the
                  Registrable Securities making the Demand Request written notice of such determination; provided, that if the Corporation shall so postpone the filing of a registration statement, the holders of a majority of the Registrable Securities making the Demand Request shall have the right to withdraw the Demand Request by giving written notice to the Corporation within 30 days after the receipt of notice of postponement and, in the event of such withdrawal, the withdrawn Demand Request shall be deemed not to have been made and shall not count as a Demand Registration.

              (e) Selection  of   Underwriters.  The  Corporation  shall  have
                  the right to select the investment banker(s) and manager(s) to administer the Demand Registration, subject to the approval of the holders of a majority of the Registrable Securities to be included therein, which approval shall not be unreasonably withheld.


              (f) Grant  of  Other  Demand Registration Rights. From and after the date hereof, the Corporation shall not grant to any Persons the right to request the Corporation to register any equity securities of the Corporation without the prior written consent of Former Senior Noteholders owning Registrable Securities representing a majority of Registrable Securities owned by all Former Senior
                  Noteholders at the time provided, that the Corporation may without the consent of such Former Senior Noteholders, grant rights to other Persons to (i) participate in Piggyback Registrations so long as such rights are subordinate to the rights of the holders of Registrable Securities with respect to such registrations; and (ii) request registrations so long as the holders of Registrable Securities are entitled to participate in any such registrations pari passu with such Persons.

         4.2  Piggyback  Registrations.

              (a) Right  to  Piggyback.   Whenever  the  Corporation  proposes
                  to register any of its equity securities under the Securities Act (including, without limitation, in a Demand Registration) and the registration form to be used may be used for the registration of Registrable Securities, the Corporation shall give prompt written notice to each holder of Registrable Securities of its intention to effect such a registration and shall include in such registration (a "Piggyback Registration") all Registrable Securities with respect to which the Corporation has received written requests for inclusion therein (which request shall state the intended method of distribution thereof) within 30 days after the receipt of the Corporation's notice on the same terms and conditions as the other securities included therein.

              (b) Piggyback  Expenses.    The  Registration  Expenses  of  the
                  holders of Registrable Securities shall be paid by the Corporation in all Piggyback Registrations.

              (c) Priority   on   Primary    Registrations.   If  a  Piggyback
                  Registration is an underwritten primary registration on behalf of the Corporation, and the managing underwriters advise the Corporation in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering, the Corporation shall include in such registration first, the securities the Corporation proposes to sell and second, the Registrable Securities requested to be included therein and then (and only then) any other securities requested to be included in such registration. If less than all the Registrable Securities requested to be included in the Piggyback Registration may be so included, the number of Registrable Securities included in the Piggyback Registration shall be allocated pro rata among the holders of Registrable Securities on the basis of the number of Registrable Securities requested by each such holder to be included therein.

              (d) Priority   on   Secondary   Registrations.  If  a  Piggyback
                  Registration is an underwritten secondary registration on behalf of other holders of the Corporation's securities other than a Demand Registration, and the managing underwriters advise the Corporation in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering, the Corporation shall include in such registration the Registrable Securities and the other securities on whose behalf the registration was initially being made pro rata among the holders of the Registrable Securities and the holders of such other securities on the basis of the number of Registrable Securities and other securities requested by each such holder to be included therein. If the Piggyback Registration is a Demand Registration and the managing underwriters advise the Corporation in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering, the provisions of Section 4.1(c) shall govern.


              (e) Continued   Obligation    for    Demand   Registration.   No
                  registration of Registrable  Securities  effected under this
                  Section 4.2 shall relieve the Corporation of its obligation to effect registration of the Registrable Securities upon any Demand Request made pursuant to the provisions of
                  Section 4.1.

              (f) Withdrawal  or  Delay.    If   at  any   time  after  giving
                  written notice of its intention to register any securities and prior to the effective date of the registration statement filed in connection with such registration, the Corporation shall determine for any reason not to register or to delay registration of such securities, the Corporation may, at its election, give written notice of such determination to each holder of Registrable Securities requested to be included in such offering and (i) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from any obligation of the Corporation to pay the Registration Expenses in connection therewith), without prejudice, however, to the rights of any holder of Registrable Securities to include Registrable Securities in any future registrations pursuant to this Section 4.2 or to cause a registration to be effected as a Demand Registration under
                  Section 4.1, and (ii) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Securities, for the same period as the delay in registering such other securities.

     4.3  Holdback Agreements.

              (a) No   holder   of    Registrable   Securities   shall  effect
                  any public sale or distribution (which shall not include any sales pursuant to Rule 144 or 144A) of equity securities of the Corporation, or any securities convertible into or exchangeable or exercisable for such securities, during the seven days prior to and the 120-day period following the effective date of the registration statement for a Demand Registration or any underwritten Piggyback Registration in which Registrable Securities are or may be included (except as part of the offering covered by such registration statement) unless the underwriters managing the registered public offering otherwise agree.

              (b) The  Corporation  shall   not   effect any  public  sale  or
                  distribution of shares of Common Stock or any other equity securities of the Corporation, during the seven days prior to and during the 90-day period following the effective date of any underwritten Demand Registration or any underwritten Piggyback Registration (except as part of such underwritten registration or pursuant to registrations on Form S-8 or any successor form or pursuant to any shelf registration statement then in effect for the benefit of any holders of the Corporation's securities), unless the underwriters managing the registered public offering otherwise agree.

     4.4 Registration Procedures. Whenever any Registrable Securities are required to be registered pursuant to this Agreement, the Corporation shall use its reasonable best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof and pursuant thereto the Corporation shall as expeditiously as possible:

              (a) prepare  and  file  with  the  SEC a  registration statement with  respect to  such  Registrable  Securities on  Form S-1 or such other form of general applicability satisfactory to the managing underwriter (or if the offering is not underwritten, the holders of a majority of Registrable Securities included therein) and use its reasonable best efforts to cause such registration statement to become effective (provided that the Corporation may delay or discontinue any registration statement effected under
                  Section 4.1 in accordance with Section 4.1(d) or Section 4.2 in accordance with Section 4.2(f)) and prepare and file with the SEC such amendments and post- effective amendments to such registration statement and supplements to the prospectus used in connection therewith as may be necessary to keep such registration statement effective under the Securities Act and the blue sky laws of any applicable state for a period of not less than 90 days in the case of an underwritten offering, and in any other offering, until the disposition of all Registrable Securities covered by such registration statement, but not longer than a period of six months, unless at the expiration of such six month period, less than 75% of the Registrable Securities covered by such Registration Statement have been sold, then such period shall automatically be extended for six additional months; provided that at any time after the registration statement has been continuously effective for six consecutive months, if the Corporation determines in its reasonable business judgment that having such registration statement remain in effect would materially interfere with any financing, refinancing, acquisition, disposition, corporate reorganization or other material corporate transaction or development involving the Corporation or any of its Subsidiaries or at any time after such registration statement has been declared effective if the Corporation becomes the subject of an unsolicited tender offer for at least a majority of its equity securities, the Corporation may, upon prior written notice to each holder of Registrable Securities included therein, suspend such registration statement for a period of not more than ninety (90) days, and in no event shall the Corporation be entitled to exercise such right more than once in any 12- month period;


              (b) before filing a registration  statement or prospectus or any amendments or supplements thereto or incorporating any document by reference therein, the Corporation shall furnish to the holders of Registrable Securities included in such registration statement copies of all such documents proposed to be filed or incorporated therein, which documents shall be subject to the review and comment of such holders and one counsel selected by such holders;

              (c) notify in  writing  each  holder  of  Registrable Securities included in such registration statement of (i) the filing and effectiveness of such registration statement or any amendment or post-effective amendments thereto and the prospectus and any supplement thereto, (ii) any request by the SEC for amendments or post-effective amendments to the registration statement or supplements to the prospectus or for additional information, (iii) the issuance by the SEC of any stop order suspending the effectiveness of such registration statement or the initiation or threatening of any proceedings for that purpose, and (iv) the receipt by the Corporation of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

              (d) comply with the  provisions  of  the   Securities  Act  with
                  respect to the disposition of all securities covered by such registration statement during the period of, and in accordance with the intended methods of, disposition by the sellers thereof as set forth in such registration statement;

              (e) furnish,  without  charge,  to  each  holder  of Registrable
                  Securities  included   in  a  registration   statement  such
                  number of copies of such registration statement, the prospectus included in such registration statement (including each preliminary prospectus), each amendment and supplement thereto, and such other documents as such holder may reasonably request in order to facilitate the disposition of the Registrable Securities included therein owned by such holder and the Corporation hereby consents to the use of each prospectus or any supplement thereto by each such holder and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such registration statement or any amendment thereto;

              (f) use its  reasonable  best  efforts to  register  or  qualify all Registrable Securities included in a registration statement under such other securities or blue sky laws of such jurisdictions as any holder of such Registrable Securities reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such holder to consummate the disposition in such jurisdictions of such Registrable Securities (provided that the Corporation shall not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph (f), (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction);

              (g) immediately  notify each  holder  of  Registrable Securities included in  a  registration  statement,  at  any  time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and shall prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

              (h) cause   all    Registrable    Securities    included   in  a
                  registration  statement  to be  listed  on  each  securities exchange on which similar securities issued by the Corporation are then listed and, if not so listed, but similar securities are then listed on the NASD automated quotation system, to be listed on the NASD automated quotation system and, if listed on the NASD automated quotation system, use its reasonable best efforts to secure designation of all such Registrable Securities as a NASDAQ national market system security within the meaning of Rule 11Aa2-1 of the SEC or failing that, at such time as the Corporation becomes eligible for such authorization, to secure NASDAQ authorization for such Registrable Securities if available and, without limiting the generality of the foregoing, to arrange for at least two market makers to register as such with respect to such Registrable Securities with the NASD;

              (i) if  the  offering  is  underwritten,   use  its   reasonable
                  best  efforts  to  furnish  on  the  date  that  Registrable
                  Securities are delivered to the underwriters for sale pursuant to such registration statement, and to the extent required by any underwriting agreement or from time to time upon request by any holder of Registrable Securities in connection with its disposition of its Registrable Securities under such registration statement: (i) an opinion dated such date of counsel representing the Corporation for the purposes of such registration, addressed to the underwriters and to each such holder, stating that such registration statement has become effective under the Securities Act and that (A) to the best knowledge of such counsel, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Securities Act, (B) the registration statement, the related prospectus and each amendment or supplement thereof appear on their face to be appropriately responsive in all material respects with the requirements of the Securities Act (except that such counsel need not express any opinion as to financial statements or financial data contained therein) and (C) to such other effect as may be reasonably requested by counsel for the underwriters or by such holder or its counsel if such offering is not underwritten and (ii) to the extent accounting standards then permit, a letter dated such date from the independent public accountants retained by the Corporation, addressed to the underwriters and to each such holder, stating that they are independent public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements of the

                  Corporation included in the registration statement or the prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable accounting requirements of the Securities Act, and such letter shall additionally cover such other financial matters (including information as to the period ending no more than five Business Days prior to the date of such letter) with respect to such registration as such underwriters, or such holder if such offering is not underwritten, may reasonably request;

              (j) provide   a   transfer   agent   and   registrar   for   all
                  Registrable Securities included in a registration statement not later than the effective date of such registration statement, and a CUSIP number for all such Registrable Securities and provide the applicable transfer agent with printed certificates or instruments for such Registrable Securities which are in a form eligible for deposit with Depositary Trust Corporation and otherwise meeting the requirements of any securities exchange on which such Registrable Securities are then listed;

              (k) cooperate   with  the   holders  of  Registrable  Securities
                  included in a registration statement and the underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold not bearing any restrictive legends; and to enable such Registrable Securities to be in such denominations and registered in such names as the underwriters may request at least two Business Days prior to any sale of such Registrable Securities to the underwriters;

              (l) enter    into   such    customary    agreements   (including
                  underwriting agreements in customary form) as the underwriters of any registration statement pursuant to an underwritten offering, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including effecting a stock split or a combination of shares);

              (m) make   available   for   inspection   by   any   holder   of
                  Registrable Securities included in a registration statement, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such holder or underwriter, all financial and other records, pertinent corporate documents and properties of the Corporation as they deem necessary to conduct their due diligence review, and cause the Corporation's officers, directors, employees and independent accountants to supply all information reasonably requested by any such holder, underwriter, attorney, accountant or agent in connection with such registration statement;

              (n) otherwise  comply  with the  Securities  Act,  the  Exchange
                  Act, all applicable rules and regulations of the SEC and all applicable state blue sky and other securities laws, rules and regulations, and make generally available to its security holders, earnings statements satisfying the provisions of Section 11(a) of the Securities Act, no later than 30 days after the end of any 12 month period (or 90 days if the end of such 12 month period coincides with the end of a fiscal quarter or fiscal year, respectively) of the Corporation (A) commencing at the end of any month in which Registrable Securities are sold to underwriters in an underwritten offering, or, (B) if not sold to underwriters in such an offering, beginning within the first three months commencing after the effective date of the registration statement, which statements shall cover said 12 month periods;

              (o) permit   any   holder  of  Registrable   Securities   which,
                  in such holder's sole and exclusive judgment, might be deemed to be an underwriter or a controlling person of the Corporation, to participate in the preparation of such registration or comparable statement and to require the insertion therein of material, furnished to the Corporation in writing, which in the reasonable judgment of such holder and its counsel should be included; and

              (p) if    the   offering   is   underwritten,    promptly   upon
                  notification to the Corporation from the managing underwriter of the price at which the securities are to be sold under such registration statement, and, in any event, prior to the effective date of the registration statement filed in connection with such registration, the Corporation shall advise each holder requesting inclusion of Registrable Securities in such registration statement of such price. If such price is below the price which is acceptable to a holder of Registrable Securities requested to be included in such offering, then such holder shall have the right, by written notice to the Corporation given prior to the effectiveness of such registration statement, to withdraw its request to have its Registrable Securities included in such registration statement.

         4.5 Conditions to Registration. Each holder's right to have its Registrable Securities included in any registration statement filed by the Corporation in accordance with the provisions of this Agreement shall be subject to the following conditions:

              (a) The  holders  of  Registrable   Securities  to  be  included
                  in such registration statement shall furnish the Corporation in a timely manner with all information requested by the Corporation in writing and required by the applicable rules and regulations of the SEC or otherwise reasonably required by the Corporation or its counsel in order to enable them properly to prepare and file such registration statement in accordance with applicable provisions of the Securities Act and if the offering is underwritten such holder shall (i) agree to sell its Registrable Securities on any reasonable and customary basis provided in any underwriting arrangements approved by (A) the holders of not less than a majority of the Registrable Securities included therein in the case of a Demand Registration, or (B) the Corporation or such other holders of securities on whose account the registration is initially being made in the case of a Piggyback Registration and (ii) complete and execute all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements on a timely basis; provided that in no case shall a holder of Registrable Securities included in any registration be required to make any representations or warranties to the Corporation or the underwriters other than representations and warranties regarding such holder, the Registrable Securities held by such holder and such holder's intended method of distribution;

              (b) If   any   such   holder  desires   to  sell and  distribute
                  Registrable Securities over a period of time, or from time to time, at then prevailing market prices, then any such holder shall execute and deliver to the Corporation such written undertakings as the Corporation and its counsel may reasonably request in order to assure full compliance with applicable provisions of the Securities Act and the Exchange Act;

              (c) Such   holder    shall  agree  that  as of  the date  that a
                  final prospectus is made available to it for distribution to prospective purchasers of Registrable Securities it shall cease to distribute copies of any preliminary prospectus prepared in connection with the offer and sale of such Registrable Securities and will deliver or cause to be delivered a copy of such final prospectus to each Person who received a copy of any preliminary prospectus prior to sale of any of the Registrable Securities to such Persons; and

              (d) Upon  receipt  of   any  notice  from   the  Corporation  of
                  the  existence  of any  event  of the  nature  described  in
                  Section 4.4(g), such holder will forthwith discontinue disposition of Registrable Securities until such holder receives copies of the supplemented or amended prospectus contemplated by Section 4.4(g) or until it is advised in writing by the Corporation that the use of the prospectus may be resumed, and has received copies of any additional or supplemental filings which are incorporated by reference in the prospectus, and, if so directed by the Corporation, such holder will deliver to the Corporation (at the Corporation's expense) all copies, other than permanent file copies then in such holder's possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice.

         4.6  Registration and Selling Expenses.

              (a) All   expenses  incident  to  the  Corporation's performance
                  of or compliance with this Agreement and the preparation, filing, amendment or supplement of any registration statement in which Registrable Securities are to be included, including without limitation all registration and filing fees, fees and expenses (including the Corporation's counsel fees) of compliance with securities or blue sky laws, printing and copying expenses, messenger and delivery expenses, fees and disbursements of custodians, and fees and disbursements of counsel for the Corporation and all independent certified public accountants, underwriters (excluding discounts and commissions and fees in lieu of discounts and commissions) and other Persons retained by the Corporation, the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Corporation are then listed or on the NASD automated quotation system, transfer taxes, fees of transfer agents and registrars and cost of insurance (all such expenses being called "Registration Expenses") shall be borne by the Corporation, whether or not any such registration statement becomes effective.

              (b) In  connection  with  each  registration  effected  pursuant to Section 4.1 or 4.2, the Corporation shall reimburse the holders of Registrable Securities included in such registration for the reasonable fees and disbursements of one counsel chosen by the holders of a majority of the Registrable Securities included in such registration.

              (c) All   underwriting   discounts   and   selling   commissions
                  applicable to the sale of Registrable Securities and all fees and disbursements of counsel for the holders of Registrable Securities, other than fees and expenses referred to in Section 4.6(b), shall be paid by the holders of Registrable Securities.

     4.7 Indemnification.

              (a) The  Corporation  agrees  to  indemnify,  hold harmless  and reimburse, to the extent not prohibited by law, each holder of Registrable Securities included in a registration statement, its directors, officers, employees and each Person who controls such holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses, whether joint or several (including legal expenses and any expenses incurred in investigating any claims) caused by any untrue or alleged untrue statement of material fact contained in such registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or any other violation or breach of the Securities Act, the Exchange Act or any state securities or blue sky law or any other law by the Corporation or its officers or directors or any other Person acting or purporting to act on the Corporation's behalf, except insofar as the same are caused by or contained in any information furnished in writing to the Corporation by such holder specifically stating that it is to be used in the preparation thereof or by such holder's failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after the Corporation has furnished such holder with a sufficient number of copies of the same. In connection with an underwritten offering, the Corporation shall indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the holders of Registrable Securities.

              (b) In connection  with a ny  registration  statement  in  which a holder of Registrable Securities is participating, each such holder shall indemnify the Corporation, its managers, officers and employees and each Person who controls the Corporation (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including legal expenses and any expenses incurred in investigating any claims) resulting from any untrue or alleged untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such holder specifically stating that it is to be used in the preparation thereof; provided that the obligation to indemnify shall be individual to each holder and in no event shall the aggregate liability of a holder for indemnities pursuant to this Section 4.7 exceed the net amount of proceeds received by such holder from the sale of its Registrable Securities pursuant to such registration statement.

              (c) Any   Person   entitled    to   indemnification    hereunder
                  (an "indemnified party") shall (i) give prompt written notice to any Person obligated to make such indemnification (an "indemnifying party") of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person's right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim or that there may be reasonable defenses available to it which are different from or additional to those available to the indemnifying party or if the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, the indemnified party shall have the right to select a separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the indemnifying party as incurred.

              (d) In    order    to   provide    for   just   and    equitable
                  contribution  to joint liability in any case in which either
                  (i) the indemnity provided for in this Section 4.7 is unavailable to a party that would otherwise have been an indemnified party, or (ii) contribution under the Securities Act or any other applicable law may be required on the part of any such holder of Registrable Securities or any controlling Person of such a holder in circumstances for which indemnification is provided under this Section 4.7; then, and in each such case, the indemnifying and indemnified party will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and such indemnified party on the other in connection with the statement or omission or circumstance which resulted in such loss, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or such indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case, (A) no such holder will be required to contribute any amount in excess of the amounts received by it from the sale of its Registrable Securities pursuant to such registration statement; and (B) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

              (e) The  indemnification   provided  for  under  this  Agreement
                  shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of any Registrable Securities and any termination of this Agreement.

                           ARTICLE 5. MISCELLANEOUS.

     5.1 Successors and Assigns. This Agreement shall be binding upon the parties hereto and their Transferees; provided:

              (a) in   no  event  shall  Executive   Management  be  permitted
                  to sell, gift, pledge, assign or otherwise transfer any of their Shares except to an Affiliate Transferee;

              (b) no  Transferee  shall  be  entitled  to any  benefits  under
                  this   Agreement   unless   such   Transferee   shall   have
                  executed and delivered to the Corporation its written agreement to be bound by the terms of this Agreement to the same extent as its transferor in form and substance satisfactory to the Requisite Former Senior Noteholders; and

              (c) no   Transferee  shall  be entitled  to any  benefits  under
                  Article 4 unless (x) such Transferee is already a Stockholder, DVI or an Affiliate Transferee or (y) the transfer to such Transferee is of Registrable Securities constituting at least 5% of the then issued and outstanding Common Stock or (z) the transfer to such Transferee is of the original number of shares of Common Stock issued to such Transferee's transferor under the Plan (as such number may be adjusted to reflect any subsequent stock split, combination or reclassification of Common Stock).

     5.2      Term and Termination. The rights and obligations of the parties:

              (a) under  Articles  2  and  3 hereunder  shall  terminate  upon the earlier of (i) the mutual written agreement of all of the Stockholders, (ii) 18 months following the effective date of the Plan, (iii) the effective date of the Corporation's Initial Post-Effective Public Offering or (iv) such time as the number of Shares owned by the Former Senior Noteholders is less than forty percent (40%) of the then issued and outstanding shares of Common Stock;

              (b) under Article 4 shall terminate upon the earlier of  (i) the
                  time   there   are  no  more   Registrable   Securities   or
                  (ii) the consummation of any merger, consolidation, sale of stock or other transaction in which the holders of Common Stock of the Corporation, in the aggregate, immediately prior to such transaction will hold, immediately after such transaction, less than fifty percent (50%) of the aggregate voting power of outstanding stock of the surviving Corporation provided such transaction has been consented to by Former Senior Noteholders owning at least two-thirds of Shares then owned by Former Senior Noteholders or (iii) upon mutual written agreement of all parties hereto.

     5.3 Amendments. This Agreement may be amended or modified in whole or in part only by an instrument in writing signed by all Stockholders and the Corporation; provided, no amendment which amends any provision of Article 4, this Article 5 or the defined terms as used herein or therein shall be effective without the consent of DVI or any Transferee thereof entitled to the benefits of
Article 4 for so long as DVI or such Transferee owns any Registrable Securities.

     5.4 Entire Agreement. This Agreement constitutes the entire agreement between the parties, and all premises, representations, understandings, warranties and agreements with reference to the subject matter hereof have been expressed herein or in the documents incorporated herein by reference.

     5.5 Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware.

     5.6      Counterparts.   This   Agreement  may  be  executed  in   multiple
counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

     5.7 Effect of Headings. Any title of an article or section heading herein contained is for convenience or reference only and shall not affect the meaning or construction of any of the provisions hereof.

     5.8 Injunctive Relief. It is acknowledged that it will be impossible to measure the damages that would be suffered by a party if any other party fails to comply with the provisions of this Agreement and that in the event of any such failure, the non-defaulting parties will not have an adequate remedy at law. The non-defaulting parties shall, therefore, be entitled to obtain specific performance of the defaulting party's obligations hereunder and to obtain immediate injunctive relief. The defaulting party shall not argue, as a defense to any proceeding for such specific performance or injunctive relief, that the non-defaulting parties have an adequate remedy at law.

     5.9      Severability.   In  case  any  provision of the Agreement shall be
invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

     5.10 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance of any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of or in any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on the part of any party of any breach, default or noncompliance under the Agreement or any waiver on the part of any party of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing.

     5.11 Notices and Consents; Notices. All notices and other written communications provided for hereunder shall be given in writing and sent by overnight delivery service (with charges prepaid) or by facsimile transmission with the original of such transmission being sent by overnight delivery service (with charges prepaid) by the next succeeding Business Day and (i) if to a Stockholder or DVI addressed to such Stockholder or DVI at such address or fax number as is specified for such Stockholder or DVI after its signature to this Agreement; and (ii) if to the Corporation, addressed to it at 155 State Street, Hackensack, New Jersey 07602, Attention: General Counsel, Fax No. (201) 488-8230 or at such other address or fax number as such Stockholder, DVI or the Corporation shall have specified to other party hereto in writing given in accordance with this Section 5.11. Notice given in accordance with this Section
5.11 shall be effective upon the earlier of the date of delivery or the second Business Day at the place of delivery after dispatch.

     5.12 Pronouns. All pronouns contained herein, and any variations thereof, shall be deemed to refer to the masculine, feminine or neutral, singular or plural, as to the identity of the parties hereto may require.

     5.13 Legend. Each certificate evidencing any of the Shares shall bear a legend substantially as follows:

          "The shares represented by this certificate are subject to certain restrictions on transfer and voting agreements and may be entitled to certain benefits in accordance with and subject to all the terms and conditions of a certain Stockholders Agreement dated as of February 26, 2001, a copy of which the Corporation will furnish to the holder of this certificate upon request and without charge."

     IN WITNESS WHEREOF, this Agreement has been executed under seal as of the date and year first written above.

COMPANY:                      MEDICAL RESOURCES, INC.


                              By:  /s/ Christopher Joyce
                                   -----------------------
                                       Name:  Christopher Joyce
                                       Title:  Co-Chief Executive Officer


EXECUTIVE MANAGEMENT:              /s/ Christopher Joyce
                                   -----------------------
                                       Christopher Joyce


                                       Address for Notices:

                                       c/o Medical Resources, Inc.
                                       155 State Street
                                       Hackensack, NJ  07601


                                       /s/ Geoffrey Whynot
                                       ---------------------
                                           Geoffrey Whynot


                                       Address for Notices:

                                       c/o Medical Resources, Inc.
                                       155 State Street
                                       Hackensack, NJ  07601


                    Signature Page to Stockholders Agreement

FORMER SENIOR
NOTEHOLDERS:                  JOHN HANCOCK LIFE INSURANCE COMPANY


                              By:  /s/ Stephen J. Blewitt
                                   ------------------------
                                       Name:  Stephen J. Blewitt
                                       Title:  Managing Director


                                       Address for Notices:

                                       200 Clarendon Street
                                       Boston, MA 02117
                                       Attention:  Bond & Corporate Finance
                                       Group, T-57



                    Signature Page to Stockholders Agreement

                              JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY


                              By:  /s/ Stephen J. Blewitt
                                   ------------------------
                                       Name:  Stephen J. Blewitt
                                       Title:  Authorized Signatory


                                       Address for Notices:

                                       200 Clarendon Street
                                       Boston, MA 02117
                                       Attention:  Bond & Corporate Finance
                                       Group, T-57


                    Signature Page to Stockholders Agreement

                              INVESTORS PARTNER LIFE INSURANCE COMPANY


                              By:  /s/ Stephen J. Blewitt
                                   ------------------------
                                       Name:  Stephen J. Blewitt
                                       Title:  Authorized Signatory


                                       Address for Notices:

                                       200 Clarendon Street
                                       Boston, MA 02117
                                       Attention:  Bond & Corporate Finance
                                       Group, T-57


                    Signature Page to Stockholders Agreement

                              MELLON BANK, N.A., solely in its capacity as Trustee for The Long Term Investment Trust, (as directed by John Hancock Financial Services, Inc.), and not in its individual capacity


                              By:  /s/ Carole Bruno
                                   ------------------
                                       Name:  Carole Bruno
                                       Title:  Authorized Signatory


                                       Address for Notices:

                                       200 Clarendon Street
                                       Boston, MA  02117
                                       Attention:  Bond & Corporate Finance
                                       Group, T-57


     The decision to participate in the investment, any representations made herein by the participant, and any actions taken hereunder by the participant has/have been made solely at the direction of the investment fiduciary who has sole investment discretion with respect to this investment.



                    Signature Page to Stockholders Agreement

                              THE NORTHERN TRUST COMPANY, AS TRUSTEE OF THE LUCENT TECHNOLOGIES INC. MASTER PENSION TRUST

                              By:  JOHN HANCOCK LIFE INSURANCE COMPANY,
                                   as Investment Manager


                              By:  /s/ Stephen J. Blewitt
                                   ------------------------
                                       Name:  Stephen J. Blewitt
                                       Title:  Managing Director


                                       Address for Notices:

                                       200 Clarendon Street
                                       Boston, MA 02117
                                       Attention:  Bond & Corporate Finance
                                       Group, T-57


                    Signature Page to Stockholders Agreement

                              AUSA LIFE INSURANCE COMPANY, INC.


                              By:  /s/ Mark E. Dunn
                                   ------------------
                                       Name:  Mark E. Dunn
                                       Title:    Vice President


                                       Address for Notices:

                                       AEGON USA Investment Management
                                       4333 Edgewood Road, N.E.
                                       Cedar Rapids, IA  52499
                                       Attention:  Mark Dunn



                    Signature Page to Stockholders Agreement

                              LIFE INVESTORS INSURANCE COMPANY OF AMERICA


                              By:  /s/ Mark E. Dunn
                                   ------------------
                                       Name:   Mark E. Dunn
                                       Title:  Vice President


                                       Address for Notices:

                                       AEGON USA Investment Management
                                       4333 Edgewood Road, N.E.
                                       Cedar Rapids, IA  52499
                                       Attention:  Mark Dunn


                    Signature Page to Stockholders Agreement

                              GREAT AMERICAN LIFE INSURANCE COMPANY


                              By:  /s/ Mark F. Muething
                                   ----------------------
                                       Name:    Mark F. Muething
                                       Title:   Executive Vice President


                                       Address for Notices:

                                       American Financial Group
                                       1 East 4th Street, 3rd Floor
                                       Cincinnati, OH  45202
                                       Attention:  Joanne Schubert




                    Signature Page to Stockholders Agreement

                              SALKELD & CO., (as nominee of General Electric Capital Assurance Company (f/k/a Great Northern Insured Annuity Corporation)


                              By:  /s/ Kristina Clohesy
                                   ----------------------
                                       Name:    Kristina Clohesy
                                       Title:   Reorganization Administrator


                                       Address for Notices:

                                       GE Capital Assurance Co.
                                       601 Union Street, Suite 1300
                                       Seattle, WA  98101
                                       Attention:  Morian Mooers



                    Signature Page to Stockholders Agreement

                              COVA FINANCIAL SERVICES LIFE INSURANCE COMPANY


                              By:  /s/ Jacqueline D. Jenkins
                                   ---------------------------
                                       Name:    Jacqueline D. Jenkins
                                       Title:   Authorized Signatory


                                       Address for Notices:

                                       MetLife
                                       334 Madison Avenue
                                       Convent Station, NJ  07961
                                       Attention:  Mike Cazayoux


                    Signature Page to Stockholders Agreement

                              HARE & CO (as nominee of Lincoln National Life Insurance Company)


                              By:  /s/ Patrick M. Dodd
                                   ---------------------
                                       Name:    Patrick M. Dodd
                                       Title:   Authorized Officer


                                       Address for Notices:

                                       Liberty Capital
                                       2000 Wade Hampton Boulevard
                                       Greenville, SC  29615
                                       Attention:  Pete Dodd


                    Signature Page to Stockholders Agreement

                              AMERICAN BANKERS INSURANCE COMPANY OF FLORIDA


                              By:  /s/ Robert C. Lindberg
                                   ------------------------
                                       Name:    Robert C. Lindberg
                                       Title:   Vice President


                                       Address for Notices:

                                       Fortis Corporation
                                       1 Chase Manhattan Plaza, 41st Floor
                                       New York, NY  10005
                                       Attention:  Robert Lindberg



                    Signature Page to Stockholders Agreement

                              OCCIDENTAL LIFE INSURANCE COMPANY OF
                              NORTH CAROLINA


                              By:  /s/ J. Joseph Veranth
                                   -----------------------
                                       Name:    J. Joseph Veranth
                                       Title:   Executive Vice President


                                       Address for Notices:

                                       Dana Investment Advisors, Inc.
                                       P.O. Box 1067
                                       Brookfield, WI  53008-1067


                                       Attn:  J. Joseph Veranth



                    Signature Page to Stockholders Agreement

                              PENINSULAR LIFE INSURANCE COMPANY CO.


                              By:  /s/ Susan D. Royles
                                   ---------------------
                                       Name:    Susan D. Royles
                                       Title:   Vice President


                                       Address for Notices:

                                       Conning Asset Management
                                       185 Asylum Street
                                       City Place II
                                       Hartford, CT  06103
                                       Attention:  Susan Royles


                    Signature Page to Stockholders Agreement

                              EXECUTIVE RISK INDEMNITY INC.


                              By:  /s/ Marjorie D. Raines
                                   ------------------------
                                       Name:    Marjorie D. Raines
                                       Title:   Vice President


                                       Address for Notices:

                                       Chubb Financial Group
                                       15 Mountain View Road
                                       Warren, NJ  07060
                                       Attention:  Bill Clarkson



                    Signature Page to Stockholders Agreement

DVI:                          DVI FINANCIAL SERVICES, INC.


                              By:  /s/ Sara Lee Keller
                                   ---------------------
                                       Name:    Sara Lee Keller
                                       Title:   Deputy General Counsel


                                       Address for Notices:

                                       DVI Financial Services, Inc.
                                       2500 York Road
                                       Jamison, PA  18929


                                       Attn:  Richard E. Miller, President



                    Signature Page to Stockholders Agreement

                                   EXHIBIT E

                             JOINT FILING AGREEMENT

     This will confirm the agreement by and among all the undersigned that the
Schedule 13D filed on or about this date with respect to the beneficial ownership of the shares of the Common Stock, $.01 par value per share, of Medical Resources, Inc. is being filed on behalf of each of the undersigned. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     Dated: March 8, 2001

                    GENERAL ELECTRIC CAPITAL ASSURANCE COMPANY


               By: /s/ Ward E. Bobitz
                   --------------------------
                    Name:  Ward E. Bobitz
                    Title: Vice President


               GNA CORP.


               By: /s/ Ward E. Bobitz
                   --------------------------
                    Name:  Ward E. Bobitz
                    Title: Vice President


               GE FINANCIAL ASSURANCE HOLDINGS, INC.


               By: /s/ Ward E. Bobitz
                   --------------------------
                    Name:  Ward E. Bobitz
                    Title: Vice President



                         (Continued on following pages)

                              (Page 1 of 2 pages)

-----------------------                                  ---------------------
  CUSIP No. 58461Q102                   13D               PAGE 2 OF 2 PAGES
-----------------------                                  ---------------------


               GENERAL ELECTRIC CAPITAL CORPORATION


               By: /s/ Leon E. Roday
                   ---------------------------
                    Name:  Leon E. Roday
                    Title: Vice President


               GENERAL ELECTRIC CAPITAL SERVICES, INC.


               By: /s/ Leon E. Roday
                   ---------------------------
                    Name:  Leon E. Roday
                    Title: Attorney-in-Fact*

               GENERAL ELECTRIC COMPANY


               By: /s/ Leon E. Roday
                   ---------------------------
                    Name:  Leon E. Roday
                    Title: Attorney-in-Fact*


* Power of Attorney incorporated by reference to Schedule 13D filed by General Electric Company on July 28, 2000 in connection with ownership of common stock of United Road Services, Inc.

                           SCHEDULE I TO SCHEDULE 13D

                   General Electric Capital Assurance Company

                                   Directors


                     PRESENT                 PRESENT
NAME                 BUSINESS ADDRESS        PRINCIPAL OCCUPATION
-------------------  ----------------------  --------------------------------------------

Casey, Thomas W.     GE Financial Assurance  SVP, Chief Finance Officer
                     6604 West Broad Street  GE Financial Assurance
                     Richmond, VA  23230

Roday, Leon E.       GE Financial Assurance  Executive Vice President and General Counsel
                     6604 West Broad Street  GE Financial Assurance
                     Richmond, VA  23230

Schutz, Pamela S.    GE Financial Assurance  Chairperson and Chief Executive Officer
                     6610 West Broad Street  GE Life and Annuity Assurance Company
                     Richmond, VA  23230



                   General Electric Capital Assurance Company

                               Executive Officers

Schutz, Pamela S.     GE Financial Assurance        Chairperson of the Board
                      6610 West Broad Street
                      Richmond, VA  23230

Stiff, Geoffrey S.    GE Financial Assurance        President and Chief Executive Officer
                      6610 West Broad Street
                      Richmond, VA  23230

Skiff, Thomas A.      GE Financial Assurance        President, Long Term Care Division
                      1650 Los Gamos Drive
                      San Rafael, CA  94903

Roday, Leon E.        GE Financial Assurance        Executive Vice President and General Counsel
                      6604 West Broad Street
                      Richmond, VA  23230

Beck, David J.        GE Financial Assurance        Senior Vice President and Chief Investment Officer
                      601 Union Street, Suite 1300
                      Seattle, WA  98101

Casey, Thomas W.      GE Financial Assurance        Senior Vice President and Chief Financial Officer
                      6604 West Broad Street
                      Richmond, VA  23230

Lange, Clifford A.    GE Financial Assurance        Senior Vice President and Chief Actuary
                      6604 West Broad Street
                      Richmond, VA  23230


                                  Citizenship
                                  -----------

               All Directors & Executive Officer are US Citizens

                          SCHEDULE II TO SCHEDULE 13D



                                GNA CORPORATION

                                   Directors


                       PRESENT                    PRESENT
NAME                   BUSINESS ADDRESS           PRINCIPAL OCCUPATION
---------------------  -------------------------  --------------------------------------------

Fraizer, Michael D.    GE Financial Assurance     Chairman, President and Chief Executive
                       6604 West Broad Street     Officer, GE Financial Assurance
                       Richmond, Virginia 23230

Roday, Leon E          GE Financial Assurance     Executive Vice President and General Counsel
                       6604 West Broad Street     GE Financial Assurance
                       Richmond, Virginia  23230

Stiff, Geoffrey S      GE Financial Assurance     President and Chief Executive Officer
                       6604 West Broad Street     General Electric Capital Assurance Company
                       Richmond, Virginia  23230



                                GNA CORPORATION

                               Executive Officers

Stiff, Geoffrey S.    GE Financial Assurance     President and Chief Executive Officer
                      6610 West Broad Street
                      Richmond, Virginia 233230

Casey, Thomas W.      GE Financial Assurance     Senior Vice President and Chief Financial Officer
                      6604 West Broad Street
                      Richmond, Virginia 233230

Roday, Leon E.        GE Financial Assurance     Executive Vice President and General Counsel
                      6604 West Broad Street
                      Richmond, Virginia 233230


                                  Citizenship
                                  -----------

               All Directors & Executive Officer are US Citizens

                          SCHEDULE III TO SCHEDULE 13D

                     GE FINANCIAL ASSURANCE HOLDINGS, INC.

                                    Directors



                       PRESENT                   PRESENT
NAME                   BUSINESS ADDRESS          PRINCIPAL OCCUPATION
---------------------  ------------------------  --------------------------------------------

Fraizer, Michael D.    GE Financial Assurance    Chairman and Chief Executive Officer
                       6604 West Broad Street    GE Financial Assurance
                       Richmond, Virginia 23230

Roday, Leon E          GE Financial Assurance    Executive Vice President and General Counsel
                       6604 West Broad Street    GE Financial Assurance
                       Richmond, Virginia 23230

Stiff, Geoffrey S      GE Financial Assurance    President and Chief Executive Officer
                       6604 West Broad Street    General Electric Capital Assurance Company
                       Richmond, Virginia 23230


                              Executive Officers

Fraizer, Michael D.    GE Financial Assurance    Chairman of the Board, President and Chief
                       6604 West Broad Street    Executive Officer
                       Richmond, VA  23230

Larsen, Andrew J.      GE Financial Assurance    Executive Vice President
                       700 Main Street
                       Lynchburg, VA  24504

Beck, David J.         GE Financial Assurance    Senior Vice President and Chief Investment Officer
                       601 Union Street,
                       Suite 1300
                       Seattle, WA  98101

Casey, Thomas W.       GE Financial Assurance    Senior Vice President and Chief Financial Officer
                       6604 West Broad Street
                       Richmond, VA  23230

Leon E. Roday          GE Financial Assurance    Senior Vice President, General Counsel and Secretary
                       6604 West Broad Street
                       Richmond, VA  23230

Werner, Jeffrey S.     GE Financial Assurance    Senior Vice President and Treasurer
                       777 Long Ridge Road
                       Stamford, CT  06927


                                  Citizenship
                                  -----------

               All Directors & Executive Officer are US Citizens

                           SCHEDULE IV to SCHEDULE 13D
                      General Electric Capital Corporation
                                   Directors

                                  PRESENT                            PRESENT
NAME                         BUSINESS ADDRESS                 PRINCIPAL OCCUPATION
----------------------  ---------------------------  ---------------------------------------

Nancy E. Barton         GE Capital Corporation       Senior Vice President, General Counsel
                        260 Long Ridge Road          and Secretary
                        Stamford, CT  06927          General Electric Capital Corporation

Francis S. Blake        General Electric Company     Senior Vice President, Corporate
                        3135 Easton Turnpike         Business
                        Fairfield, CT  06431         General Electric Company

James R. Bunt           General Electric Company     Vice President and Treasurer
                        3135 Easton Turnpike         General Electric Company
                        Fairfield, CT  06431

David L. Calhoun        GE Aircraft Engines          Chief Executive Officer
                        1 Neumann Way                GE Aircraft Engines
                        Cincinnati, OH  45215

Dennis D. Dammerman     General Electric Company     Vice Chairman and Executive Officer
                        3135 Easton Turnpike         General Electric Company
                        Fairfield, CT  06431

Scott C. Donnelly       General Electric CR&D        Senior Vice President
                        One Research Circle          General Electric Company
                        Niskayuna, NY  12309

Michael D. Fraizer      GE Financial Assurance       President & CEO
                        6604 W. Broad Street         GE Financial Asurance
                        Richmond, VA  23230

Benjamin W. Heineman    GE Company                   Senior Vice President, General Counsel
                        3135 Easton Turnpike         and Secretary
                        Fairfield, CT  06431         General Electric Company

Jeffrey R. Immelt       General Electric Company     President and Chairman-Elect
                        3135 Easton Turnpike         General Electric Company
                        Fairfield, CT  06431

John H. Myers           GE Investment Corporation    Chairman and President
                        3003 Summer Street, 7th Fl.  GE Investment Corporation
                        Stamford, CT  06905

Denis J. Nayden         GE Capital Corporation       Chairman and CEO
                        260 Long Ridge Road          General Electric Capital Corporation
                        Stamford, CT  06927

Michael A. Neal         GE Capital Corporation       President and COO
                        260 Long Ridge Road          General Electric Capital Corporation
                        Stamford, CT  06927

James A. Parke          GE Capital Corporation       Vice Chairman & Chief Financial Officer
                        260 Long Ridge Road          General Electric Capital Corporation
                        Stamford, CT  06927

Ronald R. Pressman      Employers Reinsurance        Chairman, President & CEO
                        5200 Metcalf                 Employers Reinsurance Corporation
                        Overland Park, KS  66204

Gary M. Reiner          General Electric Company     Sr. Vice President & Chief Information
                        3135 Easton Turnpike         Officer
                        Fairfield, CT  06431         General Electric Company

John M. Samuels         General Electric Company     Vice President and Senior Counsel,
                        3135 Easton Turnpike         Corporate Taxes
                        Fairfield, CT  06431         General Electric Company

Keith S. Sherin         General Electric Company     Senior Vice President, Finance, and
                        3135 Easton Turnpike         Chief Financial
                        Fairfield, CT  06431         General Electric Company

Edward D. Stewart       GE Capital Corporation       Executive Vice President
                        1600 Summer Street           General Electric Capital Corporation
                        Stamford, CT  06927

John F. Welch, Jr.      General Electric Company     Chairman and Chief Executive Officer
                        3135 Easton Turnpike         General Electric Company
                        Fairfield, CT  06431

William A. Woodburn     GE Capital Corporation       Executive Vice President
                        260 Long Ridge Road          General Electric Capital Corporation
                        Stamford, CT  06927

                      General Electric Capital Corporation

                               Executive Officers

Denis J. Nayden        GE Capital Corporation         Chairman and CEO
                       260 Long Ridge Road
                       Stamford, CT  06927

Michael A. Neal        GE Capital Corporation         President and COO
                       260 Long Ridge Road
                       Stamford, CT  06927

James A. Parke         GE Capital Corporation         Vice Chairman & Chief Financial Officer
                       260 Long Ridge Road
                       Stamford, CT  06927

Edward D. Stewart      GE Capital Corporation         Executive Vice President
                       1600 Summer Street
                       Stamford, CT  06927

William A. Woodburn    General Electric Capital       Executive Vice President
                       260 Long Ridge Road
                       Stamford, CT  06927

Nancy E. Barton        GE Capital Corporation    Senior Vice President, General Counsel
                       260 Long Ridge Road       and Secretary
                       Stamford, CT  06927

James A. Colica        GE Capital Corporation    Senior Vice President, Global Risk
                       260 Long Ridge Road       Management
                       Stamford, CT  06927

Richard D'Avino        GE Capital Corporation    Senior Vice President,  Taxes
                       777 Long Ridge Road
                       Stamford, CT  06927

Robert L. Lewis        GE Capital Corporation    Senior Vice President
                       120 Long Ridge Road
                       Stamford, CT  06927

Marc J. Saperstein     General Electric Capital  Senior Vice President, Human
                       260 Long Ridge Road       Resources
                       Stamford, CT  06927

Jeffrey S. Werner      GE Capital Corporation    Sr. Vice President, Corp.Treasury
                       201 High Ridge Road       & Global Funding
                       Stamford, CT  06927

Joan C. Amble          GE Capital Corporation    Vice President and Controller
                       260 Long Ridge Road
                       Stamford, CT  06927



                                   Citzenship

              All Directors & Executive Officers are US Citizens

3/7/01

                           SCHEDULE V to SCHEDULE 13D

                    General Electric Capital Services, Inc.,

                                   Directors


                                  PRESENT                            PRESENT
NAME                         BUSINESS ADDRESS                 PRINCIPAL OCCUPATION
----------------------  ---------------------------  ---------------------------------------
Nancy E. Barton         GE Capital Corporation       Senior Vice President, General Counsel
                        260 Long Ridge Road          and Secretary
                        Stamford, CT  06927          General Electric Capital Corporation

Francis S. Blake        General Electric Company     Senior Vice President, Corporate
                        3135 Easton Turnpike         Business
                        Fairfield, CT  06431         General Electric Company

James R. Bunt           General Electric Company     Vice President and Treasurer
                        3135 Easton Turnpike         General Electric Company
                        Fairfield, CT  06431

David L. Calhoun        GE Aircraft Engines          Chief Executive Officer
                        1 Neumann Way                GE Aircraft Engines
                        Cincinnati, OH  45215

Dennis D. Dammerman     General Electric Company     Vice Chairman and Executive Officer
                        3135 Easton Turnpike         General Electric Company
                        Fairfield, CT  06431

Scott C. Donnelly       General Electric CR&D        Senior Vice President
                        One Research Circle          General Electric Company
                        Niskayuna, NY  12309

Michael D. Fraizer      GE Financial Assurance       President & CEO
                        6604 W. Broad Street         GE Financial Assurance
                        Richmond, VA  23230

Benjamin W. Heineman    General Electric Company     Senior Vice President, General Counsel
                        3135 Easton Turnpike         and Secretary
                        Fairfield, CT  06431         General Electric Company

Jeffrey R. Immelt       General Electric Company     President and Chairman-Elect
                        3135 Easton Turnpike         General Electric Company
                        Fairfield, CT  06431

John H. Myers           GE Investment Corporation    Chairman and President
                        3003 Summer Street, 7th Fl.  GE Investment Corporation
                        Stamford, CT  06905

Denis J. Nayden         GE Capital Corporation       Chairman and CEO
                        260 Long Ridge Road          General Electric Capital Corporation
                        Stamford, CT  06927

Michael A. Neal         GE Capital Corporation       President and COO
                        260 Long Ridge Road          General Electric Capital Corporation
                        Stamford, CT  06927

James A. Parke          GE Capital Corporation       Vice Chairman & Chief Financial Officer
                        260 Long Ridge Road          General Electric Capital Corporation
                        Stamford, CT  06927

Ronald R. Pressman      Employers Reinsurance        Chairman, President & CEO
                        5200 Metcalf                 Employers reinsurance Corporation
                        Overland Park, KS  66204

Gary M. Reiner          General Electric Company     Sr. Vice President & Chief Information
                        3135 Easton Turnpike         Officer
                        Fairfield, CT  06431         General Electric Company

John M. Samuels         General Electric Company     Vice President and Senior Counsel,
                        3135 Easton Turnpike         Corporate Taxes
                        Fairfield, CT  06431         General Electric Company

Keith S. Sherin         General Electric Company     Senior Vice President, Finance, and
                        3135 Easton Turnpike         Chief Financial
                        Fairfield, CT  06431         General Electric Company

Edward D. Stewart       GE Capital Corporation       Executive Vice President
                        1600 Summer Street           General Electric Capital Corporation
                        Stamford, CT  06927

John F. Welch, Jr.      General Electric Company     Chairman and Chief Executive Officer
                        3135 Easton Turnpike         General Electric Company
                        Fairfield, CT  06431

William A. Woodburn     GE Capital Corporation       Executive Vice President
                        260 Long Ridge Road          General Electric Capital Corporation
                        Stamford, CT  06927

                    General Electric Capital Services, Inc.,

                               Executive Officers

Dennis D. Dammerman     GE Company               Vice Chairman and Executive Officer
                        3135 Easton Turnpike
                        Fairfield, CT  06431

Denis J. Nayden        GE Capital Corporation    Chairman and CEO
                       260 Long Ridge Road
                       Stamford, CT  06927

Michael D. Fraizer     GE Financial Assurance    President & CEO
                       6604 W. Broad Street
                       Richmond, VA  23230

Michael A. Neal        GE Capital Corporation    President and COO
                       260 Long Ridge Road
                       Stamford, CT  06927

Ronald R. Pressman     Employers Reinsurance     Chairman, President & CEO
                       5200 Metcalf
                       Overland Park, KS  66204

James A. Parke         GE Capital Corporation    Vice Chairman & Chief Financial Officer
                       260 Long Ridge Road
                       Stamford, CT  06927

Edward D. Stewart      GE Capital Corporation    Executive Vice President
                       1600 Summer Street
                       Stamford, CT  06927

William A. Woodburn    General Electric Capital  Executive Vice President
                       260 Long Ridge Road
                       Stamford, CT  06927

Nancy E. Barton        GE Capital Corporation    Senior Vice President, General Counsel
                       260 Long Ridge Road       and Secretary
                       Stamford, CT  06927

James A. Colica        GE Capital Corporation    Senior Vice President, Global Risk
                       260 Long Ridge Road       Management
                       Stamford, CT  06927

Richard D'Avino        GE Capital Corporation    Senior Vice President,  Taxes
                       777 Long Ridge Road
                       Stamford, CT  06927

Marc J. Saperstein     General Electric Capital  Senior Vice President, Human
                       260 Long Ridge Road       Resources
                       Stamford, CT  06927

Jeffrey S. Werner      GE Capital Corporation    Sr. Vice President, Corp.Treasury
                       201 High Ridge Road       & Global Funding
                       Stamford, CT  06927

Joan C. Amble          GE Capital Corporation    Vice President and Controller
                       260 Long Ridge Road
                       Stamford, CT  06927



                                   Citzenship
                                   ----------

              All Directors & Executive Officers are US Citizens

                                  SCHEDULE VI

                            GENERAL ELECTRIC COMPANY

                                   DIRECTORS

                  PRESENT                      PRESENT
NAME              BUSINESS ADDRESS             PRINCIPAL OCCUPATION
----------------  ---------------------------  ------------------------------

J.I. Cash, Jr.    Harvard Business School      Professor of Business
                  Morgan Hall                  Administration-Graduate
                  Soldiers Field Road          School of Business
                  Boston, MA 02163             Administration, Harvard
                                               University

S.S. Cathcart     222 Wisconsin Avenue         Retired Chairman,
                  Suite 103                    Illinois Tool Works
                  Lake Forest, IL 60045

D.D. Dammerman    General Electric Company     Vice Chairman of the Board and
                  3135 Easton Turnpike         Executive Officer, General
                  Fairfield, CT 06431          Electric Company; Chairman,
                                               General Electric Capital
                                               Services, Inc.

P. Fresco         Fiat SpA                     Chairman of the Board,
                  via Nizza 250                Fiat SpA
                  10126 Torino, Italy

A. M. Fudge       Kraft Foods, Inc.            Executive Vice President,
                  555 South Broadway           Kraft Foods, Inc.
                  Tarrytown, NY  10591

C.X. Gonzalez     Kimberly-Clark de Mexico,    Chairman of the Board
                  S.A. de C.V.                 and Chief Executive Officer,
                  Jose Luis Lagrange 103,      Kimberly-Clark de Mexico,
                  Tercero Piso                 S.A. de C.V.
                  Colonia Los Morales
                  Mexico, D.F. 11510, Mexico

J.R. Immelt       General Electric Company     President
                  3135 Easton Turnpike         General Electric Company
                  Fairfield, CT 06431

A. Jung           Avon Products, Inc.          President and Chief
                  1345 Avenue of the Americas  Executive Officer,
                  New York, NY  10105          Avon Products, Inc.

K.G. Langone      Invemed Associates, Inc.     Chairman, President and Chief
                  375 Park Avenue              Executive Officer,
                  New York, NY  10152          Invemed Associates, Inc.




                    PRESENT                      PRESENT
NAME                BUSINESS ADDRESS             PRINCIPAL OCCUPATION
------------------  ---------------------------  -----------------------------

R. B. Lazarus       Ogilvy & Mather Worldwide    Chairman and Chief
                    309 West 49th Street         Executive Officer
                    New York, NY 10019-7316

Scott G. McNealy    Sun Microsystems, Inc.       Chairman, President and Chief
                    901 San Antonio Road         Executive Officer,
                    Palo Alto, CA 94303-4900     Sun Microsystems, Inc.

G.G. Michelson      Federated Department Stores  Former Member of the
                    151 West 34th Street         Board of Directors,
                    New York, NY 10001           Federated Department
                                                 Stores

S. Nunn             King & Spalding              Partner, King & Spalding
                    191 Peachtree Street, N.E.
                    Atlanta, Georgia 30303

R.S. Penske         Penske Corporation           Chairman of the Board
                    13400 Outer Drive, West      and President, Penske
                    Detroit, MI 48239-4001       Corporation

F.H.T. Rhodes       Cornell University           President Emeritus,
                    3104 Snee Building           Cornell University
                    Ithaca, NY 14853

A.C. Sigler         Champion International       Retired Chairman of the
                    Corporation                  Board and CEO
                    1 Champion Plaza             and former Director,
                    Stamford, CT 06921           Champion International
                                                 Corporation

D.A. Warner III     J. P. Morgan & Co., Inc.     Chairman of the Board,
                    & Morgan Guaranty Trust Co.  President, and Chief
                    60 Wall Street               Executive Officer,
                    New York, NY 10260           J.P. Morgan & Co.
                                                 Incorporated and Morgan
                                                 Guaranty Trust Company

J.F. Welch, Jr.    General Electric Company      Chairman of the Board
                   3135 Easton Turnpike          and Chief Executive
                   Fairfield, CT 06431           Officer, General Electric
                                                 Company

R. C. Wright      National Broadcasting Company, Inc.  Vice Chairman of the Board and
                  30 Rockefeller Plaza                 Executive Officer, General
                  New York, NY  10112                  Electric Company; President
                                                       and Chief Executive Officer,
                                                       National Broadcasting Company, Inc.



                                    Citizenship
                                    -----------

                               P. Fresco         Italy
                               C. X. Gonzalez    Mexico
                               Andrea Jung       Canada
                               All Others        U.S.A.

                  GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS


                      PRESENT                   PRESENT
NAME                  BUSINESS ADDRESS          PRINCIPAL OCCUPATION
--------------------  ------------------------  ---------------------------------

J.F. Welch, Jr.       General Electric Company  Chairman of the Board and
                      3135 Easton Turnpike      Chief Executive Officer
                      Fairfield, CT 06431

J.R. Immelt           General Electric Company  President
                      3135 Easton Turnpike      General Electric Company
                      Fairfield, CT 06431

P.D. Ameen            General Electric Company  Vice President and Comptroller
                      3135 Easton Turnpike
                      Fairfield, CT 06431

F.S. Blake            General Electric Company  Senior Vice President - Corporate
                      3135 Easton Turnpike      Business Development
                      Fairfield, CT 06431

J.R. Bunt             General Electric Company  Vice President and Treasurer
                      3135 Easton Turnpike
                      Fairfield, CT 06431

D.C. Calhoun          General Electric Company  Senior Vice President -
                      1 Neumann Way             GE Aircraft Engines
                      Cincinnati, OH  05215

W.J. Conaty           General Electric Company  Senior Vice President -
                      3135 Easton Turnpike      Human Resources
                      Fairfield, CT 06431

D.D. Dammerman        General Electric Company  Vice Chairman of the Board and
                      3135 Easton Turnpike      Executive Officer, General
                      Fairfield, CT 06431       Electric Company; Chairman,
                                                General Electric Capital
                                                Services, Inc.

Scott C. Donnelly     General Electric Company  Senior Vice President -
                      P. O. Box 8               Corporate Research
                      Schenectady, NY 12301     and Development

Matthew J. Espe       General Electric Company  Senior Vice President -
                      Nela Park                 GE Lighting
                      Cleveland, OH 44112

B.W. Heineman, Jr.    General Electric Company  Senior Vice President -
                      3135 Easton Turnpike      General Counsel and Secretary
                      Fairfield, CT 06431




                                     PRESENT                              PRESENT
NAME                                 BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
-----------------------------------  -----------------------------------  -------------------------------

J.M. Hogan                           General Electric Company             Senior Vice President -
                                     P.O. Box 414                         GE Medical Systems
                                     Milwaukee, WI 53201

L. R. Johnston                       General Electric Company             Senior Vice President -
                                     Appliance Park                       GE Appliances
                                     Louisville, KY 40225

J. Krenicki, Jr.                     General Electric Company             Vice President -
                                     2901 East Lake Road                  GE Transportation Systems
                                     Erie, PA  16531

R.W. Nelson                          General Electric Company             Vice President -
                                     3135 Easton Turnpike                 Corporate Financial Planning
                                     Fairfield, CT 06431                  and Analysis

G.M. Reiner                          General Electric Company             Senior Vice President -
                                     3135 Easton Turnpike                 Chief Information Officer
                                     Fairfield, CT 06431

J. G. Rice                           General Electric Company             Senior Vice President -
                                     1 River Road                         GE Power Systems
                                     Schenectady, NY 12345

G.L. Rogers                          General Electric Company             Senior Vice President -
                                     1 Plastics Avenue                    GE Plastics
                                     Pittsfield, MA 01201

K.S. Sherin                          General Electric Company             Senior Vice President - Finance
                                     3135 Easton Turnpike                 and Chief Financial Officer
                                     Fairfield, CT 06431

L.G. Trotter                         General Electric Company             Senior Vice President -
                                     41 Woodford Avenue                   GE Industrial Systems
                                     Plainville, CT 06062

R. C. Wright                         National Broadcasting Company, Inc.  Vice Chairman of the Board and
                                     30 Rockefeller Plaza                 Executive Officer, General
                                     New York, NY  10112                  Electric Company; President
                                                                          and Chief Executive Officer,
                                                                          National Broadcasting Company, Inc.

                      Citizenship of All Executive Officers
                      -------------------------------------

                                     U.S.A.